                                                      40 ACT FILE NO. 811-2271

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on
Form N-8B-2

A.      Exact name of Trust:         NUVEEN TAX-FREE UNIT TRUST, SERIES 1178

B.      Name of Depositor:           JOHN NUVEEN & CO. INCORPORATED

C.      Complete address of Depositor's principal executive offices:

                                     333 West Wacker Drive
                                     Chicago, Illinois 60606

D.      Name and complete address of agents for service:

                                     JOHN NUVEEN & CO. INCORPORATED
                                     Attn: Alan G. Berkshire
                                     333 West Wacker Drive
                                     Chicago, Illinois 60606

                                     CHAPMAN AND CUTLER
                                     Attn: Eric F. Fess
                                     111 West Monroe Street
                                     Chicago, Illinois 60603

It is proposed that this filing will become effective (check appropriate box)

/ /     immediately upon filing pursuant to paragraph (b)

/ /     on June 30, 2000 pursuant to paragraph (b) of rule 485

/ /     60 days after filing pursuant to paragraph (a)

/ /     on June 30, 2000 pursuant to paragraph (a) of rule 485 or 486

E.      Title of securities being registered: Units of fractional undivided beneficial interest.

F.      Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/ /     Check box if it is proposed that this filing will become effective on (date) at (time)
        pursuant to Rule 487.

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THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

                       CONTENTS OF REGISTRATION STATEMENT

    A.  Bonding Arrangements of Depositor:

    The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

    INSURER/POLICY NO.                                         AMOUNT

    Reliance Insurance Company                               $26,000,000
    B 262 6895

    B.  THIS REGISTRATION STATEMENT COMPRISES THE FOLLOWING PAPERS AND
DOCUMENTS:

                                  The facing sheet

                                   The Prospectus

                                   The signatures

                                Consents of Counsel

                                      Exhibits

    C.  EXPLANATORY NOTE:

    The Registration Statement will contain multiple separate prospectuses. Each prospectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement. Each prospectus will be identical with the exception of the respective Part A which will contain the financial information specific to such underlying unit investment trust.

    D.  UNDERTAKINGS:

    1. The Information Supplement to the Trust will not include third party financial information.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JUNE 30, 2000

    [LOGO]

NUVEEN TAX-FREE UNIT TRUST, SERIES 1178
NUVEEN VIRGINIA TRADITIONAL PORTFOLIO, SERIES 345
NUVEEN NEW JERSEY INSURED PORTFOLIO, SERIES 255

PROSPECTUS PART A DATED            , 2000
--------------------------------------------------------------------------------
-  Long-Term Municipal Bonds
-  Monthly, Quarterly or Semi-annual Distributions
-  Federal and State Tax Exempt Income

* INSURANCE ON INSURED PORTFOLIOS RELATES EXCLUSIVELY TO THE PAYMENT OF PRINCIPAL AND INTEREST ON THE BONDS AND NOT TO THE MARKET VALUE OF THE BONDS OR THE UNITS.
The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                                              CUSIP NOS:
                                                              MONTHLY     QUARTERLY   SEMI-ANNUAL
NUVEEN VIRGINIA TRADITIONAL PORTFOLIO, SERIES 345             67067C 490  67067C 508  67067C 516
NUVEEN NEW JERSEY INSURED PORTFOLIO, SERIES 255               67067F 345  67067F 352  67067F 360

OVERVIEW

Nuveen Tax-Free Unit Trusts, Series 1178 includes the unit investment trusts listed above. The Portfolios seek to provide income exempt from federal income tax (and state income tax for state Portfolios) and to conserve capital by investing in municipal bonds. John Nuveen & Co. Incorporated ("Nuveen") serves as the Sponsor of the Portfolios.

Units are not deposits or obligations of, or guaranteed by any bank. Units are not FDIC insured and involve investment risk, including the possible loss of principal.

 CONTENTS

     2  OVERVIEW
     3  NUVEEN VIRGINIA TRADITIONAL PORTFOLIO,
        SERIES 345
     3  RISK/RETURN SUMMARY
     8  NUVEEN NEW JERSEY INSURED PORTFOLIO,
        SERIES 255
     8  RISK/RETURN SUMMARY
    13  HOW TO BUY AND SELL UNITS
    13  Investing in the Portfolio
    13  Sales or Redemptions
    13  RISK FACTORS
    14  DISTRIBUTIONS AND TAXES
    14  Interest Distributions
    14  Principal Distributions
        Tax Status
    14  ESTIMATED RETURNS
    14  GENERAL INFORMATION
    14  Insurance
    15  Ratings
    15  Termination
    15  The Sponsor
    __  Dealer Concessions
    15  Optional Features
    15  LETTER OF INTENT (LOI)
    15  REINVESTMENT
    15  NUVEEN MUTUAL FUNDS
    16  STATEMENT OF CONDITION
    17  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
 For the Table of Contents of Part B, see Part B of the Prospectus.

------------

THIS PART A PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE NUVEEN TAX-FREE UNIT TRUSTS PROSPECTUS WHICH IS DATED MARCH __, 2000.

                                     ------

NUVEEN VIRGINIA TRADITIONAL PORTFOLIO,
SERIES 345

RISK/RETURN SUMMARY

INVESTMENT OBJECTIVE

The Portfolio seeks to provide income exempt from federal and Virginia state income tax and conservation of capital.

INVESTMENT STRATEGY

The Portfolio consists of municipal bonds that generate income exempt from federal and Virginia state income taxes. The bonds are expected to remain in the Portfolio until they mature, are called or are sold to meet redemptions or expenses.

BOND SELECTION

The bonds selected for the Portfolio are:

- GENERAL OBLIGATION BONDS -- General obligation bonds are secured by the pledge of the issuer's full faith, credit and, usually, taxing power; and/or

- REVENUE BONDS -- Revenue bonds have principal and interest payments derived from the income of a specific project or authority such as utility projects, airports, highways and healthcare facilities. Payments on these bonds are not generally backed by the government's taxing power and are dependent on the revenues generated by the project, excise taxes or appropriations.
All of the bonds in the Portfolio:

- Are rated in the category of "A" or better by Moody's, Fitch, and/or Standard & Poor's; and

- Generate income that is exempt from federal and Virginia state income tax and the federal Alternative Minimum Tax ("AMT").

The Sponsor considers the following factors in selecting bonds for the
Portfolio:

- Whether the bonds provide income exempt from federal and state income taxes and AMT;

-  The prices and yields of the bonds;

-  Whether the bonds are trading at a premium or discount from par;

- The present rating and credit quality of the issuers of the bonds and the potential improvement in the credit quality of such issuers;

-  The diversification of the bonds as to the location of the issuers;

-  The potential income generated by the bonds;

-  The stated maturities and call provisions of the bonds; and

- Whether the bonds were insured and the availability and cost of insurance for the bonds.

Through examining these factors, the Sponsor seeks to select a Portfolio that has the potential to meet the Portfolio's investment objective.

A description of the bonds included in the Portfolio is provided in the "Schedule of Investments."

The Portfolio consists of bonds having a dollar-weighted average maturity of
26.1 years.

INVESTOR SUITABILITY

The Portfolio may be suitable for you if you are seeking:

-  A focus on long-term capital preservation; and

-  Income exempt from federal and state income taxes and AMT.

The Portfolio is not appropriate for you if you are seeking:

-  An aggressive high-growth investment strategy.

PORTFOLIO DIVERSIFICATION

The Portfolio consists of the following types of bonds:

                                         APPROXIMATE
                                          PORTFOLIO
                                          PERCENTAGE
                                          (BASED ON
                               NUMBER     PRINCIPAL
       TYPE OF ISSUER         OF BONDS     AMOUNT)
       --------------         --------   ------------
Education Revenue                 1          14.3%
Power Revenue                     1          14.3%
Health Care Facility Revenue      1          14.3%
Multi-Family Housing Revenue      1          14.3%
Municipal Lease Revenue           1          14.3%
Water and/or Sewer Revenue        1          14.3%
General Obligation                1          14.3%
                                            -----
        Total                               100.0%

The bonds were issued by entities located in the following states or territories:

                                         APPROXIMATE
                                          PORTFOLIO
                                          PERCENTAGE
                                          (BASED ON
                               NUMBER     PRINCIPAL
     STATE OR TERRITORY       OF BONDS     AMOUNT)
     ------------------       --------   ------------
Virginia                          6           XXX

PRIMARY RISKS

YOU CAN LOSE MONEY BY INVESTING IN THE PORTFOLIO. In addition, the Portfolio may not perform as well as you hope. These things can happen for various reasons, including:

-  Unit prices and yields may decline during the life of the Portfolio;

- Rising interest rates will reduce the value of your Units. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes;

                                     ------

- A bond issuer or an insurer may be unwilling or unable to meet its obligation to make principal or interest payments, resulting in a reduction in the value of your Units;

- The financial condition of a bond issuer or insurer may worsen or their credit ratings may drop, resulting in a reduction in the value of your Units;

- Assuming no changes in interest rates, when you sell your Units, they will generally be worth less than your cost because your cost included a sales charge;

- The Portfolio will receive early returns of principal if bonds are called or sold before they mature. If this happens your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity; and

- The Portfolio is not actively managed and may continue to purchase or hold a bond included in the Portfolio even though the bond's outlook or its market value or yield may have changed.

- STATE SPECIFIC RISK -- Because the Portfolio is concentrated in bonds located in Virginia, there may be more risk than if the bonds were issued by issuers located in several states. Factors that may affect the Virginia bonds include:

- The financial condition of Virginia is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units.

- The Virginia Constitution requires a balanced biennial budget and contains limits on the amount of general obligation bonds which the Commonwealth can issue. Additionally, Constitutional and statutory limitations concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the Commonwealth and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

- The Commonwealth is a party to numerous lawsuits in which an adverse final decision could materially affect the Commonwealth's governmental operations and consequently its ability to pay debt service on its obligations.

- The economic vitality of the Commonwealth and its various regions and, therefore, the ability of the Commonwealth and its local governments to satisfy the bonds, are affected by numerous factors. Employment in the Commonwealth has been and continues to be significantly and adversely affected by the cutbacks in federal government spending, particularly defense, and the reduction of jobs in the mining industry.

- The Commonwealth of Virginia currently maintains a "triple A" bond rating from Standard & Poor's, Moody's and Fitch on its general obligation indebtedness.

See "Risk Factors" for an additional discussion of potential risks. Further information concerning the various types of bonds contained in the Portfolio is available in "SUMMARY OF PORTFOLIOS" in Part B of the Prospectus. Additional risk information may be obtains upon written or telephonic request to the Trustee.

TAX STATUS

FEDERAL TAXES -- Interest on the bonds in the Portfolio is exempt from federal income taxes for U.S. investors. You will receive principal payments if bonds are sold or called, or mature. You will be subject to tax on any gain realized by the Portfolio on the disposition of bonds.

VIRGINIA TAX -- The Portfolio consists of bonds issued by or on behalf of the Commonwealth of Virginia, and its political subdivisions and, provided the interest thereon is exempt from Virginia income taxes by the laws or treaties of the United States, by or on behalf of the United States' territories or possessions, including Puerto Rica, Guam, the Virgin Islands and the Northern Mariana Islands, and their political subdivisions and authorities (the "Virginia Bonds").

In the opinion of Christian & Barton, L.L.P., special counsel for the Portfolio for Virginia tax matters, under existing Virginia law:

- The Portfolio will be treated as a trust for Virginia income tax purposes and not as an association taxable as a corporation. As a result, income from the Portfolio will be treated as the income for the Unitholders.

- Amounts representing tax-exempt interest for Federal income tax purposes received or accrued by the Portfolio with respect to the Virginia Bonds will not be taxed to the Portfolio or to the Unitholders for Virginia income tax purposes. To the extent that interest or gain on the sale of obligations of the Commwealth or any political subdivision or instrumentality thereof is included in federal adjusted gross income, that income shall be subtracted in arriving at Virginia taxable income.

- Where independent Virginia income tax exemption is provided for interest on certain obligations, including those issued by industrial development authorities pursuant to the Virginia Industrial Development and Revenue Bond Act, by the Virginia Housing Developement Authority, by the Virginia Resources Authority and by the Virginia Education Loan Authority, interest on such obligations is exempt from Virginia income taxation without regard to any exemption from Federal income taxes.

- Gain which is subject to Federal income taxation as a result of the sale of a Unit by the Unitholder will be included in the Unitholder's Virginia taxable income.

                                     ------

- No income tax is imposed by any political subdivision of the Commonwealth of Virginia. The Commonwealth of Virginia does not imposed a gift tax and the Virginia estate tax on a resident's Federal taxable estate and a non-resident's Federal taxable estate located in the Commonwealth is equal to the maximum state death tax credti allowable against the Federal estate tax payable by the estate.

See "Tax Status" in Part B of this Prospectus for further tax information. PUBLIC OFFERING PRICE

As of June 30, 2000, the Initial Date of Deposit, the PER UNIT PUBLIC OFFERING PRICE FOR THE PORTFOLIO is $99.76. As described below, Units are subject to a maximum sales charge of up to 4.9% of the Public Offering Price. The Public Offering Price includes the sales charge, any net accrued but undistributed interest on the Unit and the estimated organization cost of $0.25 per Unit. For Units purchased on the Initial Date of Deposit, $.04 of accrued interest will be added to the Public Offering Price. The Public Offering Price changes every day with changes in the prices of the bonds.

See "Public Offering Price" in Part B of the Prospectus and "How to Buy and Sell Units" for additional information.

ESTIMATED DISTRIBUTIONS

The Portfolio's estimated interest distributions per Unit are as follows:

DISTRIBUTION PLAN      MONTHLY    QUARTERLY     SEMI-ANNUAL
---------------------  --------   ----------   -------------
Initial Payment         $.5932      $.5932        $.5932
(Date)                 5/15/00     5/15/00        5/15/00
Partial Payment          N/A       $1.3428        $2.6964
(Date)                             11/15/00       8/15/00
First Normal Payment    $.4449     $1.3428           $
(Date)                 5/15/00     11/15/00       2/15/01
Normal Total Annual
  Distributions        $5.3420     $5.3740           $

The amount of interest will generally change as bonds in the Portfolio mature, are called or are sold or as fees and expenses increase or decrease. Estimated distributions assume that all of the bonds are delivered to the Portfolio.

See "Distributions to Unitholders" in Part B of the Prospectus and "Distributions and Taxes" for more information.

ESTIMATED RETURNS

                           Current            Long-Term
Distribution Plan           Return              Return
-----------------      ----------------   ------------------
Monthly                     5.33%               5.44%
Quarterly                   5.36%               5.47%
Semi-annual                 5.38%               5.49%

These return quotations are designed to be comparative rather than predictive and your actual return will vary with Unit price, how long you hold your investment, and changes in the Portfolio, interest income and expenses. See "Estimated Long Term Return and Estimated Current Return" in Part B of the Prospectus.

TAXABLE EQUIVALENT YIELD

The table shows the approximate yield an investor must get from a taxable investment to match the estimated current return from this Portfolio.

                    Taxable Equivalent Yield
 DEFINED           (by federal and state tax
 PORTFOLIO                  bracket)
  RETURN        32.1%   35.0%   39.7%    43.1%
     5.35%      7.88%   8.23%   8.87%     9.40%
     5.36       7.89    8.25    8.89      9.42
     5.38       7.92    8.28    8.92      9.46

FEES AND EXPENSES

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

                                               AMOUNT PER
                                                 $1,000
                                                INVESTED
                              PERCENT OF         (AS OF
                            PUBLIC OFFERING   INITIAL DATE
                                 PRICE        OF DEPOSIT)
                            ---------------   ------------
INVESTOR FEES
(As of the Initial Date
  of Deposit)
Maximum Sales Charge.....          4.9%          $49.00

ESTIMATED ANNUAL OPERATING EXPENSES

                                 DISTRIBUTION PLAN
                        -----------------------------------
                        MONTHLY    QUARTERLY   SEMI-ANNUAL
                        --------   ---------   ------------
Trustee's Fee(1).....   $1.6053     $1.2853      $1.0953
Sponsor's Evaluation
  Fee(1).............   $   .17     $   .17      $   .17
Other Operating
  Expenses (per
  Unit)..............   $           $            $
TOTAL (per Unit as of
  the Initial Date of
  Deposit)...........   $ .2401     $ .2081      $ .1891

MAXIMUM ORGANIZATION
  COSTS (PER
  UNIT)(2)...........   $   .25     $   .25      $   .25

-------------

(1) The Trustee's Fee and the Sponsor's Evaluation Fee are per $1,000 principal amount of the bonds in the Portfolio.

(2) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or 6 months after Initial Date of Deposit.

                                     ------

The maximum per Unit primary market sales charges are reduced as follows:

                                       PERCENT
                                          OF
                                       OFFERING
          NUMBER OF UNITS*              PRICE
-------------------------------------  --------
 Less than 500.......................    4.90%
 500 but less than 1,000.............    4.75
 1,000 but less than 2,500...........    4.50
 2,500 but less than 5,000...........    4.25
 5,000 but less than 10,000..........    3.50
 10,000 but less than 25,000.........    3.00
 25,000 but less than 50,000.........    2.50
 50,000 or more......................    2.00

------------

* Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 1,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. Also see "Public Offering Price" in Part B of the Prospectus for secondary market sales charges.

EXAMPLE

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                1 YEAR    3 YEARS    5 YEARS    10 YEARS
               --------   --------   --------   --------
Monthly        $          $          $          $
Quarterly      $          $          $          $
Semi-annual    $          $          $          $

See "Trust Operating Expenses" in Part B of the Prospectus for additional information regarding expenses.

DEALER CONCESSIONS

The Sponsor plans to allow a concession of $3.20 per Unit for primary market, non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Wrap Account Purchases and to other investors entitled to the sales charge reduction applicable for Wrap Account Purchases, as follows:
----------------------------------------------

                                         DISCOUNT
NUMBER OF UNITS*                         PER UNIT
----------------                         ---------
Less than 500..........................    $3.20
500 but less than 1,000................     3.20
1,000 but less than 2,500..............     3.20
2,500 but less than 5,000..............     3.20
5,000 but less than 10,000.............     2.50
10,000 but less than 25,000............     2.00
25,000 but less than 50,000............     1.75
50,000 or more.........................     1.75
Wrap Account Purchases.................     0.00

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased using the equivalent of 500 Units to $50,000, 1,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the discount per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for additional information on dealer concessions, volume incentives, and secondary market dealer concessions.

                                     ------

--------------------------------------------------------------------------------
SCHEDULE OF INVESTMENTS
(AT THE INITIAL DATE OF DEPOSIT, JUNE 30, 2000)
               NUVEEN VIRGINIA TRADITIONAL PORTFOLIO, SERIES 345

                                                                             RATINGS(2)
                                                                        ---------------------  COST OF BONDS
 AGGREGATE                                               REDEMPTION     STANDARD &                  TO
 PRINCIPAL            NAME OF ISSUER, TITLE(1)(5)       PROVISIONS(3)     POOR'S     MOODY'S   PORTFOLIO(4)
------------------------------------------------------------------------------------------------------------
$  250,000   *    Commonwealth of Puerto Rico, Public    2010 at 100       AAA         Aaa      $   249,303
                  Improvement Bonds of 2000 (General
                  Obligation Bonds), 5.75% Due
                  7/1/26. (When issued.) (MBIA
                  Insured.)
   250,000        Alexandria Redevelopment and           2009 at 102        --          A3          246,875
                  Housing Authority, Virginia,
                  Multifamily Housing Revenue Bonds
                  (Parkwood Court Apartments), Series
                  1999 A, 6.125% Due 10/1/29.
   250,000        Greater Richmond Convention Center     2010 at 101        A-          A3          250,313
                  Authority, Hotel Tax Revenue Bonds
                  (Convention Center Expansion
                  Project), Series 2000, Richmond,
                  Virginia, 6.125% Due 6/15/29.
   250,000        Industrial Development Authority of    2008 at 101        A+          A1          221,075
                  the City of Lynchburg, Virginia,
                  Healthcare Facilities Revenue and
                  Refunding Bonds (Centra Health),
                  Series 1998, 5.20% Due 1/1/23.
   250,000        Industrial Development Authority of    2008 at 101       AAA         Aaa          220,480
                  Russell County (Virginia),
                  Pollution Control Revenue Bonds
                  (Appalachian Power Company
                  Project), Series H, 5.00% Due
                  11/1/21. (MBIA Insured.)
   250,000        The Rector and Visitors of The         2008 at 101       AA+         Aa1          218,855
                  University of Virginia, General
                  Revenue Pledge Bonds, Series 1998A,
                  5.00% Due 6/1/24.
   250,000        County of York, Virginia, Sewer        2009 at 101        --         Aa3          249,108
                  System Revenue Bonds, Series 1999,
                  5.875% Due 6/1/29.
-----------                                                                                     -----------
$1,750,000                                                                                      $ 1,656,009
===========                                                                                     ===========

---------------

* These bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery date is April 5, 2000. Contracts relating to bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 14% of the aggregate principal amount of the Portfolio. (See "COMPOSITION OF TRUSTS" in Part B of this Prospectus.)

(1) The Sponsor's contracts to purchase the bonds were entered into on March 7, 2000 to March 20, 2000. All bonds are represented by contracts, unless otherwise indicated, for the performance of which an irrevocable letter of credit has been deposited with the Trustee.

(2) Certain of the bonds in a Traditional Portfolio, as insured by an insurer, may be rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance on such bonds guarantees the payment of interest and principal on such bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, mandatory redemptions or interest rate risks. A brief description of the applicable Standard & Poor's and Moody's rating symbols and their meanings is set forth under "Description of Ratings" in Part B of the Prospectus. "N.R." indicates that the issue has not been rated by that rating agency. See "Insurance on the Bonds" in Part B of this Prospectus.

(3) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "COMPOSITION OF TRUSTS" and "TAX STATUS" in Part B of this Prospectus.

(4) During the initial offering period, evaluations of bonds are made on the basis of current offering side evaluations of the bonds.

(5) Other information regarding the bonds in the Portfolio on the Initial Date of Deposit is as follows:

                                   ESTIMATED
                                     ANNUAL                ESTIMATED                        ESTIMATED
                      PROFIT        INTEREST              GROSS ANNUAL                      NET ANNUAL
        COST TO      (OR LOSS)     INCOME TO               INCOME PER                       INCOME PER              BID PRICE
        SPONSOR     TO SPONSOR    PORTFOLIO(7)              UNIT(7)                          UNIT(7)                OF BONDS
      -----------   -----------   ------------   ------------------------------   ------------------------------   -----------
      $1,647,974      $ 8,035       $ 97,688     $     5.5570 -- Monthly          $     5.3169 -- Monthly          $1,649,009
                                                 $    5.5570 -- Quarterly         $    5.3489 -- Quarterly
                                                 $   5.5570 -- Semi-annual        $   5.3679 -- Semi-annual

    In addition, the difference between the Trustee's determination of offering price and bid price (as a percentage of principal amount) is .40% for the Portfolio.

    The estimated income figures reflected above are estimates determined as of the business day prior to the Initial Date of Deposit and actual payments may vary. It is anticipated that the amount of interest to be distributed per Unit in each year will initially be substantially equal to the estimated net annual income per Unit provided above. Interest income does not include accretion of original issue discount on zero coupon bonds, if applicable. The amount of interest to be distributed annually per Unit will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease. See "Distribution to Unitholders" in Part B of this Prospectus.

PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS FOR A FUTURE NUVEEN DEFINED PORTFOLIO, THE PORTFOLIO WILL CONTAIN DIFFERENT BONDS THAN THOSE DESCRIBED ABOVE.
--------------------------------------------------------------------------------

                                     ------

NUVEEN NEW JERSEY INSURED PORTFOLIO,
SERIES 255

RISK/RETURN SUMMARY

INVESTMENT OBJECTIVE

The Portfolio seeks to provide income exempt from federal and New Jersey state income tax and conservation of capital.

INVESTMENT STRATEGY

The Portfolio consists of insured municipal bonds that generate income exempt from federal and New Jersey state income taxes. The bonds are expected to remain in the Portfolio until they mature, are called or are sold to meet redemptions or expenses.

BOND SELECTION

The bonds selected for the Portfolio are:

- GENERAL OBLIGATION BONDS-- General obligation bonds are secured by the pledge of the issuer's full faith, credit and, usually, taxing power; and/or

- REVENUE BONDS-- Revenue bonds have principal and interest payments derived from the income of a specific project or authority such as utility projects, airports, highways and healthcare facilities. Payments on these bonds are not generally backed by the government's taxing power and are dependent on the revenues generated by the project, excise taxes or appropriations.

All of the bonds in the Portfolio:
- Are insured prior to inclusion in the Portfolio by AMBAC, FGIC, FSA or MBIA for the life of the bond. INSURANCE GUARANTEES THE PAYMENT OF PRINCIPAL AND INTEREST ON THE BONDS (BUT NOT THE UNITS OR THE MARKET VALUE OF THE BONDS BEFORE THEY MATURE). Each bond insurer's claim paying ability is rated triple A by Moody's, Standard & Poor's or Fitch;

- Are rated "Aaa" by Moody's, "AAA" by Fitch, and/or "AAA" by Standard & Poor's; and

- Generate income that is exempt from federal income tax and the federal Alternative Minimum Tax ("AMT").
The Sponsor considers the following factors in selecting bonds for the
Portfolio:

- Whether the bonds provide income exempt from federal and state income taxes and AMT;

-  The prices and yields of the bonds;

-  Whether the bonds are trading at a premium or discount from par;

- The present rating and credit quality of the issuers of the bonds and the potential improvement in the credit quality of such issuers;

-  The diversification of the bonds as to the location of the issuers;

-  The potential income generated by the bonds;

-  The stated maturities and call provisions of the bonds; and

- Whether the bonds were insured and the availability and cost of insurance for the bonds.

Through examining these factors, the Sponsor seeks to select a Portfolio that has the potential to meet the Portfolio's investment objective.

A description of the bonds included in the Portfolio is provided in the "Schedule of Investments."

The Portfolio consists of bonds having a dollar-weighted average maturity of
26.3 years.

INVESTOR SUITABILITY

The Portfolio may be suitable for you if you are seeking:

-  Insured, AAA-rated bonds;

-  A focus on long-term capital preservation; and

-  Income exempt from federal and state income taxes and AMT.

The Portfolio is not appropriate for you if you are seeking:

-  An aggressive high-growth investment strategy.

PORTFOLIO DIVERSIFICATION

The Portfolio consists of the following types of bonds:

                                         APPROXIMATE
                                          PORTFOLIO
                                          PERCENTAGE
                                          (BASED ON
                               NUMBER     PRINCIPAL
       TYPE OF ISSUER         OF BONDS     AMOUNT)
       --------------         --------   ------------
General Obligation                4          57.1%
Bridge and Toll Road Revenue      2          28.6%
Health Care Facility Revenue      1          14.3%
Multi-Family Housing Revenue      1          14.3%
Municipal Lease Revenue           1          14.3%
Water and/or Sewer Revenue        1          14.3%
General Obligation                1          14.3%
                                            -----
        Total                               100.0%

The bonds were issued by entities located in the following states or territories:

                                         APPROXIMATE
                                          PORTFOLIO
                                          PERCENTAGE
                                          (BASED ON
                               NUMBER     PRINCIPAL
     STATE OR TERRITORY       OF BONDS     AMOUNT)
     ------------------       --------   ------------
New Jersey                        7           XXX

PRIMARY RISKS

YOU CAN LOSE MONEY BY INVESTING IN THE PORTFOLIO. In addition, the Portfolio may not perform as well as you hope. These things can happen for various reasons, including:

-  Unit prices and yields may decline during the life of the Portfolio;

- Rising interest rates will reduce the value of your Units. Typically, bonds with longer periods before

                                     ------
   maturity are more sensitive to interest rate changes;

- A bond issuer or an insurer may be unwilling or unable to meet its obligation to make principal or interest payments, resulting in a reduction in the value of your Units;

- The financial condition of a bond issuer or insurer may worsen or their credit ratings may drop, resulting in a reduction in the value of your Units;

- Assuming no changes in interest rates, when you sell your Units, they will generally be worth less than your cost because your cost included a sales charge;

- The Portfolio will receive early returns of principal if bonds are called or sold before they mature. If this happens your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity; and

- The Portfolio is not actively managed and may continue to purchase or hold a bond included in the Portfolio even though the bond's outlook or its market value or yield may have changed.

- INDUSTRY CONCENTRATION RISK -- The Trust is considered to be concentrated in bonds of bridge and toll road revenue issuers whose revenues are subject to certain risks including:

-- Increases in fuel costs;

-- Competition from toll-free vehicular bridges;

-- Alternate modes of transportation;

-- A reduction in the availability of fuel; and

-- Government regulation.

- STATE SPECIFIC RISK -- Because the Portfolio is concentrated in bonds located in New Jersey, there may be more risk than if the bonds were issued by issuers located in several states. Factors that may affect the New Jersey bonds include:

- The financial condition of New Jersey is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units.

- Constitutional and statutory limitations imposed on the State and is local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

- The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

- The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors that include:

- The State's economic base is diversified, consisting of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture; and

- The State has a relatively high wage labor market which has resulted in the State's business sector becoming more vulnerable to competitive pressures.

    All outstanding general obligation bonds of the State are rated "AA+" by Standard & Poor's and "Aa1" by Moody's.

Further information concerning the various types of bonds contained in the Portfolio is available in "SUMMARY OF PORTFOLIOS" in Part B of the Prospectus. Additional risks information may be obtains upon written or telephonic request to the Trustee.

TAX STATUS

FEDERAL TAXES-- Interest on the bonds in the Portfolio is exempt from federal income taxes for U.S. investors. You will receive principal payments if bonds are sold or called, or mature. You will be subject to tax on any gain realized by the Portfolio on the disposition of bonds.

NEW JERSEY TAX-- The Portfolio consists of bonds issued by or on behalf of the State of New Jersey, and its political subdivisions, and certain territories of the United States, including Puerto Rica, Guam, the Virgin Islands and the Northern Mariana Islands (the "New Jersey Bonds").

In the opinion of Pitney, Hardin, Kipp & Szuch, special counsel for the Portfolio for New Jersey tax matters, under existing New Jersey law:

- The Portfolio will be recognized as a trust and not an association taxable as a corporation. The Portfolio will not be subject to the New Jersey Corporation Business Tax or the New Jersey Corporation Income Tax.

- With respect to the non-corporate Unitholders who are residents of New Jersey, the income of the Portfolio will be treated as the income of such Unitholders under the New Jersey Gross Income Tax. Interest on the underlying New Jersey Bonds which is exempt from tax under the New Jersey Gross Income Tax Law when received by the Portfolio will retain its status as tax exempt interest when distributed to the Unitholders.

- A non-corporate Unitholder will not be subject to the New Jersey Gross Income Tax on any gain realized either when the Portfolio disposes of a New Jersey Bond (whether by sale, exchange, redemption, or payment at maturity) or when the Unitholder redeems or sells his Units. Any loss realized on such disposition may not be utilized to offset gains realized by such Unitholder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax.

- Units of the Portfolio may be taxable on the death of a Unitholder under the New Jersey Transfer

                                     ------

   Inheritance Tax Law or the New Jersey Estate Tax Law.

- If a Unitholder is a corporation subject to the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, interest from the Bonds in the Portfolio which is allocable to such corporation will be includable in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, less any interest expense incurred to carry such investment to the extent such interest expense has not been deducted in computing Federal taxable income. Net gains derived by such corporation on the disposition of the New Jersey Bond by the Portfolio or on the disposition of its Units will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax.

See "Tax Status" in Part B of this Prospectus for further tax information. PUBLIC OFFERING PRICE

As of June 30, 2000, the Initial Date of Deposit, the PER UNIT PUBLIC OFFERING PRICE FOR THE PORTFOLIO is $96.11. As described below, Units are subject to a maximum sales charge of up to 4.9% of the Public Offering Price. The Public Offering Price includes the sales charge, any net accrued but undistributed interest on the Unit and the estimated organization cost of $0.25 per Unit. For Units purchased on the Initial Date of Deposit, $.04 of accrued interest will be added to the Public Offering Price. The Public Offering Price changes every day with changes in the prices of the bonds.

See "Public Offering Price" in Part B of the Prospectus and "How to Buy and Sell Units" for additional information.

ESTIMATED DISTRIBUTIONS

The Portfolio's estimated interest distributions per Unit are as follows:

DISTRIBUTION PLAN      MONTHLY    QUARTERLY     SEMI-ANNUAL
---------------------  --------   ----------   -------------
Initial Payment         $.5564      $.5564        $.5564
(Date)                 5/15/00     5/15/00        5/15/00
Partial Payment          N/A       $1.2600        $2.5290
(Date)                             11/15/00       8/15/00
First Normal Payment    $.4173     $1.2600           $
(Date)                 5/15/00     11/15/00       2/15/01
Normal Total Annual
  Distributions        $5.0084     $5.0404           $

The amount of interest will generally change as bonds in the Portfolio mature, are called or are sold or as fees and expenses increase or decrease. Estimated distributions assume that all of the bonds are delivered to the Portfolio.

See "Distributions to Unitholders" in Part B of the Prospectus and "Distributions and Taxes" for more information.

ESTIMATED RETURNS

                           Current            Long-Term
Distribution Plan           Return              Return
-----------------      ----------------   ------------------
Monthly                     5.20%               5.33%
Quarterly                   5.23%               5.37%
Semi-annual                 5.25%               5.39%

These return quotations are designed to be comparative rather than predictive and your actual return will vary with Unit price, how long you hold your investment, and changes in the Portfolio, interest income and expenses. See "Estimated Long Term Return and Estimated Current Return" in Part B of the Prospectus.

TAXABLE EQUIVALENT YIELD

The table shows the approximate yield an investor must get from a taxable investment to match the estimated current return from this Portfolio.

                    Taxable Equivalent Yield
 DEFINED           (by federal and state tax
 PORTFOLIO                  bracket)
  RETURN        32.0%   35.4%   40.1%    43.4%
     5.21%      7.66%   8.07%   8.70%     9.20%
     5.22       7.68    8.08    8.71      9.22
     5.23       7.69    8.10    8.73      9.24

FEES AND EXPENSES

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

                                               AMOUNT PER
                                                 $1,000
                                                INVESTED
                              PERCENT OF         (AS OF
                            PUBLIC OFFERING   INITIAL DATE
                                 PRICE        OF DEPOSIT)
                            ---------------   ------------
INVESTOR FEES
(As of the Initial Date
  of Deposit)
Maximum Sales Charge.....          4.9%          $49.00

ESTIMATED ANNUAL OPERATING EXPENSES

                                 DISTRIBUTION PLAN
                        -----------------------------------
                        MONTHLY    QUARTERLY   SEMI-ANNUAL
                        --------   ---------   ------------
Trustee's Fee(1).....   $1.6314     $1.3114      $1.1214
Sponsor's Evaluation
  Fee(1).............   $   .17     $   .17      $   .17
Other Operating
  Expenses (per
  Unit)..............   $           $            $
TOTAL (per Unit as of
  the Initial Date of
  Deposit)...........   $ .2202     $ .1882      $ .1692

MAXIMUM ORGANIZATION
  COSTS (PER
  UNIT)(2)...........   $   .25     $   .25      $   .25

-------------

(1) The Trustee's Fee and the Sponsor's Evaluation Fee are per $1,000 principal amount of the bonds in the Portfolio.

(2) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or 6 months after Initial Date of Deposit.

                                     ------

The maximum per Unit primary market sales charges are reduced as follows:

                                       PERCENT
                                          OF
                                       OFFERING
          NUMBER OF UNITS*              PRICE
-------------------------------------  --------
 Less than 500.......................    4.90%
 500 but less than 1,000.............    4.75
 1,000 but less than 2,500...........    4.50
 2,500 but less than 5,000...........    4.25
 5,000 but less than 10,000..........    3.50
 10,000 but less than 25,000.........    3.00
 25,000 but less than 50,000.........    2.50
 50,000 or more......................    2.00

------------

* Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 1,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. Also see "Public Offering Price" in Part B of the Prospectus for secondary market sales charges.

EXAMPLE

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                1 YEAR    3 YEARS    5 YEARS    10 YEARS
               --------   --------   --------   --------
Monthly        $          $          $          $
Quarterly      $          $          $          $
Semi-annual    $          $          $          $

See "Trust Operating Expenses" in Part B of the Prospectus for additional information regarding expenses.

DEALER CONCESSIONS

The Sponsor plans to allow a concession of $3.20 per Unit for primary market, non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Wrap Account Purchases and to other investors entitled to the sales charge reduction applicable for Wrap Account Purchases, as follows:
----------------------------------------------

                                         DISCOUNT
NUMBER OF UNITS*                         PER UNIT
----------------                         ---------
Less than 500..........................    $3.20
500 but less than 1,000................     3.20
1,000 but less than 2,500..............     3.20
2,500 but less than 5,000..............     3.20
5,000 but less than 10,000.............     2.50
10,000 but less than 25,000............     2.00
25,000 but less than 50,000............     1.75
50,000 or more.........................     1.75
Wrap Account Purchases.................     0.00

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased using the equivalent of 500 Units to $50,000, 1,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the discount per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for additional information on dealer concessions, volume incentives, and secondary market dealer concessions.

                                     ------

--------------------------------------------------------------------------------
SCHEDULE OF INVESTMENTS
(AT THE INITIAL DATE OF DEPOSIT, JUNE 30, 2000)
                NUVEEN NEW JERSEY INSURED PORTFOLIO, SERIES 255

                                                                             RATINGS(2)
                                                                        ---------------------  COST OF BONDS
 AGGREGATE                                               REDEMPTION     STANDARD &                  TO
 PRINCIPAL            NAME OF ISSUER, TITLE(1)(5)       PROVISIONS(3)     POOR'S     MOODY'S   PORTFOLIO(4)
------------------------------------------------------------------------------------------------------------
$  500,000        New Jersey Health Care Facilities      2008 at 101       AAA         Aaa      $   395,600
                  Financing Authority, Revenue Bonds,
                  CentraState Medical Center
                  Obligated Group Issue, Series 1998,
                  4.50% Due 7/1/28. (Original issue
                  discount bonds delivered on or
                  about November 5, 1998 at a price
                  of 93.773% of principal
                  amount.)(AMBAC Insured.)
   500,000        Delaware River Port Authority (New     2008 at 101       AAA         Aaa          439,520
                  Jersey), Port District Project
                  Bonds, Series B of 1998, 5.00% Due
                  1/1/26. (MBIA Insured.)
   500,000   *    The Essex County Improvement           2010 at 100        --         Aaa          493,610
                  Authority (Essex County, New
                  Jersey), County of Essex General
                  Obligation Guaranteed Lease Revenue
                  Bonds, Series 2000 (County
                  Correctional Facility Project),
                  5.75% Due 10/1/30. (When issued.)
                  (FGIC Insured.)
   500,000        The Board of Education of the          2009 at 100       AAA         Aaa          434,680
                  Township of Moorestown in the
                  County of Burlington, New Jersey,
                  School Bonds, 4.90% Due 1/1/22.
                  (General Obligation Bonds.) (FGIC
                  Insured.)
   500,000        The Board of Education of the Penns    2009 at 102       AAA          --          498,750
                  Grove-Carneys Point Regional School
                  District in the County of Salem,
                  New Jersey, School Bonds, 5.75% Due
                  3/1/20. (General Obligation Bonds.)
                  (FGIC Insured.)
   500,000        South Jersey Transportation            2009 at 101       AAA         Aaa          437,330
                  Authority (New Jersey),
                  Transportation System Revenue
                  Bonds, 1999 Series, 5.00% Due
                  11/1/29. (AMBAC Insured.)
   500,000        City of Trenton in the County of       2009 at 101        --         Aaa
                  Mercer, New Jersey, General
                  Obligation Bonds and School Bonds,
                  250M-5.70% Due 3/1/28,                                                            245,533
                  250M-5.70% Due 3/1/29. (FGIC                                                      245,470
                  Insured.)
-----------                                                                                     -----------
$3,500,000                                                                                      $ 3,190,493
===========                                                                                     ===========

---------------

* These bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery date is March 30, 2000. Contracts relating to bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 14% of the aggregate principal amount of the Portfolio. (See "COMPOSITION OF TRUSTS" in Part B of this Prospectus.)

(1) The Sponsor's contracts to purchase the bonds were entered into on February 29, 2000 to March 20, 2000. All bonds are represented by contracts, unless otherwise indicated, for the performance of which an irrevocable letter of credit has been deposited with the Trustee.

(2) All the bonds in the Insured Portfolios, as insured by AMBAC, FSA, FGIC or MBIA, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance on the bonds guarantees the payment of interest and principal on the bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. A brief description of the applicable Standard & Poor's and Moody's rating symbols and their meanings is set forth under "Description of Ratings" in Part B of the Prospectus. "N.R." indicates that the issue has not been rated by that rating agency. See "Insurance on the Bonds" in Part B of this Prospectus.

(3) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "COMPOSITION OF TRUSTS" and "TAX STATUS" in Part B of this Prospectus.

(4) During the initial offering period, evaluations of bonds are made on the basis of current offering side evaluations of the bonds.

(5) Other information regarding the bonds in the Portfolio on the Initial Date of Deposit is as follows:

                                 ESTIMATED
                                   ANNUAL                ESTIMATED                        ESTIMATED
                    PROFIT        INTEREST              GROSS ANNUAL                      NET ANNUAL
      COST TO      (OR LOSS)     INCOME TO               INCOME PER                       INCOME PER              BID PRICE
      SPONSOR     TO SPONSOR    PORTFOLIO(7)              UNIT(7)                          UNIT(7)                OF BONDS
    -----------   -----------   ------------   ------------------------------   ------------------------------   -----------
    $3,170,366      $20,127       $183,000     $     5.2149 -- Monthly          $     4.9947 -- Monthly          $3,176,993
                                               $    5.2149 -- Quarterly         $    5.0267 -- Quarterly
                                               $   5.2149 -- Semi-annual        $   5.0457 -- Semi-annual

    In addition, the difference between the Trustee's determination of offering price and bid price (as a percentage of principal amount) is .39% for the Portfolio.

    The estimated income figures reflected above are estimates determined as of the business day prior to the Initial Date of Deposit and actual payments may vary. It is anticipated that the amount of interest to be distributed per Unit in each year will initially be substantially equal to the estimated net annual income per Unit provided above. Interest income does not include accretion of original issue discount on zero coupon bonds, if applicable. The amount of interest to be distributed annually per Unit will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease. See "Distribution to Unitholders" in Part B of this Prospectus.

PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS FOR A FUTURE NUVEEN DEFINED PORTFOLIO, THE PORTFOLIO WILL CONTAIN DIFFERENT BONDS THAN THOSE DESCRIBED ABOVE.
--------------------------------------------------------------------------------

                                     ------

HOW TO BUY AND SELL UNITS

INVESTING IN THE PORTFOLIOS

The MINIMUM INVESTMENT is normally $5,000 or 50 Units, whichever is less.

YOU CAN BUY UNITS FROM ANY PARTICIPATING DEALER.

As described above, Units are subject to a maximum sales charge of up to 4.9% of the Public Offering Price. The Public Offering Price includes the sales charge, any net accrued but undistributed interest on the Unit and the estimated organization costs. The Public Offering Price changes every day with changes in the prices of the bonds.

Wrap Account Purchases and certain other investors described in Part B of the Prospectus may buy Units at the Public Offering Price for non-breakpoint purchases minus the concession the Sponsor typically allows for dealers for non-breakpoint purchases.

Each Portfolio's securities are valued by the Sponsor, John Nuveen & Co. Incorporated, every business day.

See "Public Offering Price" and "Market for Units" in Part B for additional information.

SALES OR REDEMPTIONS

Units may be redeemed by the Trustee, The Chase Manhattan Bank, on any business day at their current market value based on the bid prices of the bonds.

Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on their current market value. If a secondary market is not maintained, a Unitholder may still redeem Units through the Trustee.

During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the price at which the Trustee will redeem Units and the price at which the Sponsor may repurchase Units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

See "Redemption" and "Market for Units" in Part B of the Prospectus for details.

RISK FACTORS
You can lose money by investing in a Portfolio. Your investment is at risk primarily because of:

-  Interest rate risk

   Interest rate risk is the risk that bonds in a Portfolio will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.

-  Credit risk

   Credit risk is the risk that an issuer of a bond in a Portfolio or an insurer is unable or unwilling to meet its obligation to make interest and principal payments.

-  Call risk

   Call risk is the risk that bonds can be prepaid or "called" by the issuer before their stated maturity. If bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a premium bond will reduce your return. Bonds in a Portfolio are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Portfolio. The dates and prices upon which the bonds are first subject to optional calls are provided in "Schedule of Investments." The bonds may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the bonds to be removed from a Portfolio prior to maturity or stated call dates.

-  Market risk

   Market risk is the risk that the market value of a bond or a Portfolio may change rapidly and unpredictably, causing the bond or the Portfolio to be worth less than its original price. Volatility in the market price of the bonds in a Portfolio changes the value of the Units of the Portfolio. Market value may be affected by a variety of factors including, among others:

   -- changes in the perceptions about the issuers or insurers;

   -- changes in interest rates or inflation;

   -- changes in the ratings of the issuers or insurers; or

   -- changes in the financial condition of the issuers or insurers of the bonds.

-  Liquidity risk

   Liquidity risk is the risk that the value of the bonds may be reduced if trading in the bonds is limited or absent. Because the bonds will generally trade in the over-the-counter market, a liquid trading market may not exist.

-  Inflation risk

   Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

                                     ------

-  Bond quality risk

   Bond quality risk is the risk that a reduction in a bond's rating may decrease its value and the value of your investment in a Portfolio.

-  Reduced diversification risk

   Reduced diversification risk is the risk that the diversification of your investment is reduced as bonds in a Portfolio are called, sold or mature. This reduction in diversification may increase the risk of loss and increase your share of Portfolio expenses.
-  Litigation and legislation risk

   Litigation and legislation risk is the risk that future litigation or legislation could affect the value of a Portfolio.

-  Concentration risk

   When bonds in a particular industry make up 25% or more of a Portfolio, it is said to be "concentrated" in that industry, which makes a Portfolio less diversified and subject to more market risk. See "Risk/Return
   Summary--Primary Risks" for each Portfolio for a description of any concentrations and the related risks.

See "Summary of Portfolios" in Part B of the Prospectus for an additional discussion of potential risks.

DISTRIBUTIONS AND TAXES

INTEREST DISTRIBUTIONS

Interest income received by each Portfolio, net of expenses, will be paid to investors. You may choose to receive interest distributions on a monthly, quarterly or semi-annual basis. Interest distributions will be paid on the following dates to the applicable Unitholders of record:

    DISTRIBUTION
        PLAN                 RECORD DATES          DISTRIBUTION DATES
---------------------   ----------------------   ----------------------
Monthly                 1st of each month        15th of each month
-----------------------------------------------------------------------
Quarterly               1st of February, May,    15th of February, May,
                        August and November      August and November
-----------------------------------------------------------------------
Semi-annual             1st of May and           15th of May and
                        November                 November

See "Distributions to Unitholders" in Part B of this Prospectus and "Estimated Distributions" for details.

PRINCIPAL DISTRIBUTIONS

Distributions of principal received by each Portfolio will be paid on or shortly after each May 15 and November 15 to Unitholders of record on each May 1 and November 1, respectively, provided the amount available for distribution equals at least $0.10 per Unit. In certain circumstances additional distributions may be made. See "Distributions to Unitholders" in Part B of the Prospectus for additional information.

ESTIMATED RETURNS

Defined Portfolios use two separate calculations to measure estimated returns: estimated current return and estimated long term return.

Estimated current return equals the estimated annual cash to be received from the bonds in a Portfolio less estimated annual Portfolio expenses, divided by the Unit price (including the maximum sales charge):

Estimated Annual      -         Estimated
Interest Income              Annual Expenses
--------------------------------------------
                 Unit Price

Estimated long term return is a measure of the estimated return over the estimated life of a Portfolio. Unlike Estimated Current Return, Estimated Long Term Return reflects maturities, discounts and premiums of the bonds in a Portfolio. It is an average of the yields to maturity (or in certain cases, to an earlier call date) of the individual bonds in the Portfolio, adjusted to reflect a Portfolio's maximum sales charge and estimated expenses. We calculate the average yield for a Portfolio by weighting each bond's yield by its market value and the time remaining to the call or maturity date.

The return quotations are designed to be comparative rather than predictive and your actual return will vary with Unit price, how long you hold your investment, and changes in a Portfolio, interest income and expenses.

Yields on individual bonds depend on many factors including the general condition of the bond market, the size of a particular offering and the maturity and quality rating of the particular issues. Yields can vary among bonds with similar maturities, coupons and ratings.

See "Estimated Long Term Return and Estimated Current Return" in Part B of the Prospectus for details.

GENERAL INFORMATION

INSURANCE

All of the bonds in an Insured Portfolio are insured under financial guaranty insurance policies obtained from MBIA Insurance Corporation ("MBIA"), AMBAC Assurance Corporation ("AMBAC"), Financial Guaranty Insurance Company ("FGIC") or Financial Security Assurance Inc. ("FSA") for as long as the bonds are outstanding and the insurer remains in business. The insurance guarantees the scheduled payment of principal and interest on all of the bonds in an Insured Portfolio. It does not guarantee the market value of the bonds or the value of the Units of a Portfolio. See "Insurance on the Bonds" in Part B of the Prospectus for further information.

                                     ------

RATINGS

All bonds in an Insured Portfolio have received a rating of "Aaa" by Moody's Investors Services, Inc. ("MOODY'S"), "AAA" by Fitch IBCA, Inc. ("FITCH") and/ or "AAA" by Standard & Poor's Rating Service, a division of The McGraw-Hill Companies, Inc. ("STANDARD & POORS"), their highest ratings. Bonds in a Traditional Portfolio are rated in the category of "A" or better by at least one of the above rating agencies. See "Bond Ratings" in Part B of the Prospectus for details.

TERMINATION

Each Portfolio will terminate upon the sale, redemption or other disposition of the last bond in the Portfolio. However, in no event will a Portfolio continue after its Mandatory Termination Date, set forth in "Other
Information--Termination of Indenture" in Part B of the Prospectus.

Unitholders will receive a cash distribution that represents their share of a Portfolio's assets within a reasonable time after the Portfolio terminates. For more details regarding termination, including a description of other circumstances in which the Portfolio may terminate, see "Other Information -- Termination of Indenture" in Part B of the Prospectus.

THE SPONSOR

Since our founding in 1898, John Nuveen & Co. Incorporated has been synonymous with investments that withstand the test of time. Today, we offer a range of equity and fixed-income unit trusts designed to suit the unique circumstances and financial planning needs of our investors. Nuveen began offering defined portfolios in 1961 and more than 1.5 million investors have trusted Nuveen to help them maintain the lifestyle they currently enjoy.

The Prospectus describes in detail the investment objectives, policies and risks of this unit trust. We invite you to discuss the contents with your financial advisor, or you may call us at 800-257-8787 for additional information.

OPTIONAL FEATURES
LETTER OF INTENT (LOI)

Investors may use a Letter of Intent to get reduced sales charges on purchases made over a 13-month period (and to take advantage of dollar cost averaging). The minimum LOI investment is $50,000. See "Public Offering Price" in Part B of this Prospectus.

REINVESTMENT

Interest income and returned principal can be reinvested with no sales charge into Nuveen mutual or money market funds. See "Accumulation Plan" in Part B of this Prospectus. For more information, obtain a prospectus from your financial advisor.

NUVEEN MUTUAL FUNDS

Portfolio purchases may be applied toward breakpoint pricing discounts for Nuveen Mutual Funds. For more information about Nuveen investment products, obtain a prospectus from your financial adviser.

                                     ------

--------------------------------------------------------------------------------

STATEMENTS OF CONDITION
(AT THE INITIAL DATE OF DEPOSIT, JUNE 30, 2000)

                                                                VIRGINIA      NEW JERSEY
                                                              ------------   ------------
TRUST PROPERTY
Investment in bonds represented by purchase
  contracts(1)(2)...........................................  $              $
Accrued interest to June 30, 2000 on underlying bonds(1)....  $     25,655   $     29,382
Cash in portfolio...........................................  $      4,375   $      8,750
                                                              ------------   ------------
            Total...........................................  $  1,686,039   $  3,228,625
                                                              ============   ============

LIABILITIES AND INTEREST OF UNITHOLDERS

LIABILITIES:
    Accrued interest to June 30, 2000 on underlying
    bonds(4)................................................  $     25,655   $     29,382
    Reimbursement of Sponsor for organization costs(3)......  $      4,375   $      8,750
                                                              ------------   ------------
            Total...........................................  $     30,030   $     38,132
                                                              ============   ============

INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest outstanding              17,500         35,000
                                                              ------------   ------------
    Cost to investors(5)....................................  $  1,745,702   $  3,363,617
        Less: Gross underwriting commission(6)..............  $     85,318   $    164,374
        Less: Organization costs(3).........................  $      4,375   $      8,750
                                                              ------------   ------------
    Net amount applicable to investors......................  $  1,656,009   $  3,190,493
                                                              ------------   ------------
            Total...........................................  $  1,686,039   $  3,228,625
                                                              ============   ============

------------

(1) An irrevocable letter of credit has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the bonds pursuant to contracts for the purchase of such bonds. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the bonds plus accrued interest to the Initial Date of Deposit.

(2) Aggregate value (at offering prices) as of the Initial Date of Deposit of the bonds listed under "Schedule of Investments," and their aggregate cost to the Portfolio is the same. These offering prices were determined by Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., as of the close of business on the business day prior to the Initial Date of Deposit. (See "Evaluation of Securities at the Initial Date of Deposit" in Part B of this Prospectus.)

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Portfolios. The estimated organization costs are set forth in "Fees and Expenses" for the applicable Portfolio. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of each Portfolio.

(4) Representing, as set forth in "Accrued Interest" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued bond interest as of the Initial Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "Public Offering Price" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.9% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of the sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "Public Offering Price" in Part B of this Prospectus.)

                                     ------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF NUVEEN TAX-FREE UNIT TRUST, SERIES 1170:

We have audited the accompanying statements of condition and the schedules of investments at date of deposit (included in Part A of this Prospectus) of Nuveen Tax-Free Unit Trust, Series 1170, as of June 30, 2000. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements of condition and the schedules of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Nuveen Tax-Free Unit Trust, Series 1170, as of June 30, 2000, in conformity with accounting principles generally accepted in the United States.

                                                ARTHUR ANDERSEN LLP

Chicago, Illinois,
June 30, 2000.

                                     ------

[LOGO]
                    NUVEEN TAX-FREE UNIT TRUST, SERIES 1170
                              PROSPECTUS -- PART A

                                         , 2000

                        Sponsor         John Nuveen & Co. Incorporated
                                        333 West Wacker Drive
                                        Chicago, IL 60606-1286
                                        Telephone: 312-917-7700

                        Trustee         The Chase Manhattan Bank
                                        4 New York Plaza
                                        New York, NY 10004-2413
                                        Telephone: 800-257-8787

    This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the:

    Securities Act of 1933 (file no. 333-32038)

    Investment Company Act of 1940 (file no. 811-2271)

    More information about this Unit Trust, including the code of ethics adopted by the Sponsor and the Unit Trust, can be found in the Commisssion's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Trust information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at proscribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

    No person is authorized to give any information or representation about the Unit Trust not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of the Unit Trust are no longer available or for investors who will reinvest into subsequent series of the Portfolio, this Prospectus may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

        1.  Information in this Prospectus is not complete and may be changed;

        2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

        3. This Prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

                                            B

[NUVEEN LOGO]

Nuveen Tax-Free Unit Trusts
Prospectus Part B dated July 7, 2000

    THE PROSPECTUS FOR A NUVEEN UNIT TRUST ("DEFINED PORTFOLIO") IS DIVIDED INTO TWO PARTS. PART A OF THE PROSPECTUS RELATES EXCLUSIVELY TO PARTICULAR PORTFOLIOS AND PROVIDES SPECIFIC INFORMATION REGARDING THE PORTFOLIOS' INVESTMENTS, INVESTMENT OBJECTIVES, EXPENSES, FINANCIAL HIGHLIGHTS, INTEREST DISTRIBUTIONS, ESTIMATED RETURNS, RISK FACTORS AND TAX STATUS. PART B OF THE PROSPECTUS PROVIDES MORE GENERAL INFORMATION REGARDING THE NUVEEN TAX-FREE DEFINED PORTFOLIOS. PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE PROSPECTUS. YOU SHOULD READ BOTH PARTS OF THE PROSPECTUS AND RETAIN THEM FOR FUTURE REFERENCE. EXCEPT AS PROVIDED IN PART A OF THE PROSPECTUS, THE INFORMATION CONTAINED IN THIS PART B WILL APPLY TO EACH PORTFOLIO.

    Additional information about the Portfolio is provided in the Information Supplement. You can receive an Information Supplement by calling The Chase Manhattan Bank (the "TRUSTEE") at (800) 257-8787.

NUVEEN DEFINED PORTFOLIOS

TAX-FREE INCOME. Each Nuveen Tax-Free Defined Portfolio consists of a diversified portfolio of municipal bonds (the "Bonds"). (See "Schedule of Investments" in Part A of the Prospectus for a list of the Bonds included in a Portfolio.) Under existing law, in the opinion of recognized bond counsel to the issuing governmental authorities, the Bonds provide interest income exempt from federal income tax and for State Portfolios, exempt to the extent indicated in Part A of the Prospectus from state and, in some cases, local income taxes and intangibles taxes, for residents of the state in which the Bonds are issued. (See "TAX STATUS".)

INSURED PORTFOLIOS. All Bonds in each Nuveen Insured Portfolio are covered by insurance policies obtained from Ambac Assurance Corporation ("AMBAC"), Financial Guaranty Insurance Company ("FGIC"), Financial Security Assurance Inc. ("FSA") or MBIA Insurance Corporation ("MBIA"), guaranteeing payment of principal and interest on the bonds when due. As a result of such insurance, the Bonds in the Portfolio have received a rating of "Aaa" by Moody's Investors Services, Inc. ("MOODY'S"), "AAA" by Fitch IBCA, Inc. ("FITCH") and/or "AAA" by Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. ("STANDARD & POOR'S"). Please note that the insurance relates only to the Bonds in the Insured Portfolios and not to the Units or the market value of the Bonds or of the Units. (See "INSURANCE ON THE BONDS.")

TRADITIONAL PORTFOLIOS. Each Traditional Portfolio consists of a diversified portfolio of Bonds rated in the category of "A" or better by Standard & Poor's, Moody's or Fitch.

MINIMUM INVESTMENT--$5,000 or 50 Units, whichever is less.

REDEEMABLE UNITS. Units of a Portfolio are redeemable at the offices of the Trustee at prices based upon the bid prices of the Bonds. (See "REDEMPTION.")

DISTRIBUTIONS. Interest received by a Portfolio will be paid semi-annually, unless you elect to receive distributions monthly or quarterly. Distributions of funds in the principal account will ordinarily be made semi-annually. (See "DISTRIBUTIONS TO UNITHOLDERS.")

PUBLIC OFFERING PRICE. Public Offering Price of a Portfolio during the Initial Offering Period is based upon the offering prices of the Bonds in the Portfolio plus an upfront sales charge. The Public Offering Price during the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also includes organization costs incurred in establishing a Portfolio. These costs will be deducted from the assets of the Portfolio as of the close of such period. For Units purchased in the secondary market, the Public Offering Price is based upon the bid prices of the Bonds in the Portfolio. Accrued interest on the Bonds in the Portfolio from the preceding Record Date to, but not including, the Settlement Date (normally three business days after purchase) is added to the Public Offering Price. (See "PUBLIC OFFERING PRICE and "ACCRUED INTEREST.")
                            ------------------------

    THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         TABLE OF CONTENTS                                             PAGE
                         NUVEEN TAX-FREE DEFINED PORTFOLIOS                            4
                         OBJECTIVES OF THE PORTFOLIOS                                  4
                         SUMMARY OF PORTFOLIOS                                         4
                         COMPOSITION OF PORTFOLIOS                                     6
                         INSURANCE ON THE BONDS                                        8
                         PUBLIC OFFERING PRICE                                         9
                         MARKET FOR UNITS                                              12
                         ACCRUED INTEREST                                              12
                         ESTIMATED LONG TERM RETURN AND ESTIMATED
                         CURRENT RETURN                                                13
                         EVALUATION OF BONDS AT THE DATE OF DEPOSIT                    14
                         TAX STATUS                                                    14
                         PORTFOLIO OPERATING EXPENSES                                  17
                         DISTRIBUTIONS TO UNITHOLDERS                                  18
                         ACCUMULATION PLAN                                             19
                         REPORTS TO UNITHOLDERS                                        19
                         UNIT VALUE AND EVALUATION                                     19
                         DISTRIBUTION OF UNITS TO THE PUBLIC                           20
                         OWNERSHIP AND TRANSFER OF UNITS                               21
                         REDEMPTION                                                    22
                         HOW UNITS MAY BE PURCHASED BY THE SPONSOR                     23
                         HOW BONDS MAY BE REMOVED FROM THE PORTFOLIOS                  23
                         INFORMATION ABOUT THE TRUSTEE                                 23
                         INFORMATION ABOUT THE SPONSOR                                 24
                         DESCRIPTION OF RATINGS                                        24
                         OTHER INFORMATION                                             26

[NUVEEN LOGO]

                         TOPICAL INDEX                                                    PAGE
                         Accrued Interest                                                 12
                         Accumulation Plan                                                19
                         Bond Ratings, Description of                                     24
                         Bonds, Initial Determination of Offering Price                   14
                         Bonds, How Selected                                              4
                         Bonds, Limited Right of Substitution                             7
                         Bonds, Removal from a Portfolio                                  23
                         Call Provisions of Portfolio Bonds                               7
                         Capital Gains Taxability                                         14
                         Composition of Portfolios                                        6
                         Dealer Discounts                                                 20
                         Distributions to Unitholders                                     18
                         Distribution Payment Dates                                       Part A,18
                         Distribution of Units to the Public                              20
                         Essential Information Regarding the Portfolios                   Part A
                         Estimated Long Term Return and Estimated Current Return          Part A,13
                         Evaluation                                                       19
                         Expenses for Normal Portfolio Operation                          17
                         Indenture, Amendment of                                          26
                         Indenture, Termination of                                        27
                         Insurance on the Bonds                                           8
                         Interest Account Distributions                                   Part A,18
                         Legal Opinion                                                    27
                         Limitations on Liabilities of Sponsor and Trustee                24
                         Market for Units                                                 12
                         Minimum Transaction                                              20
                         Objectives of the Portfolios                                     4
                         Optional Distribution Plan                                       18
                         Other Information                                                26
                         Ownership and Transfer of Units                                  21
                         Principal Account Distributions                                  18
                         Public Offering Price of Units                                   9
                         Purchase of Units by Sponsor                                     23
                         Quantity Purchases                                               10
                         Record Dates                                                     Part A,18
                         Redemption of Units Without Charge                               22
                         Report of Independent Public Accountants                         Part A
                         Reports to Unitholders                                           19
                         Risk Factors                                                     Part A
                         Sales Charge                                                     10
                         Schedules of Investments                                         Part A
                         Sponsor, Information About                                       24
                         State Tax Status                                                 Part A
                         Statements of Condition                                          Part A
                         Successor Trustees and Sponsors                                  24
                         Supplemental Information                                         27
                         Tax Status of Unitholders                                        14
                         Trustee, Information About                                       23
                         Units, Description of                                            4

NUVEEN TAX-FREE DEFINED PORTFOLIOS

    This Nuveen Tax-Free Defined Portfolio is one of a series of separate but similar investment companies created by John Nuveen & Co. Incorporated, each of which is designated by a different Series number. The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding the Portfolios is set forth in Part A of this Prospectus. The various Nuveen Tax-Free Defined Portfolios are collectively referred to herein as the "Portfolios"; the Portfolios in which some or none of the Bonds are insured are sometimes referred to as the "Traditional Portfolios," the Portfolios in which all of the Bonds are insured as described herein are sometimes referred to as the "Insured Portfolios," and the state Portfolios (both Traditional and Insured) are sometimes referred to as the "State Portfolios." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Date of Deposit (the "Indenture") between John Nuveen & Co. Incorporated ("Nuveen" or the "Sponsor") and The Chase Manhattan Bank.

    Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of municipal debt obligations together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount, including accrued interest, required for their purchase (or the obligations themselves) (the "Bonds"). See "Schedule of Investments" in Part A of this Prospectus, for a description of the Bonds deposited in a Portfolio. Some of the delivery statements may relate to contracts for the purchase of "when issued" or other Bonds with delivery dates after the date of settlement for a purchase made on the Date of Deposit. See the "Schedule of Investments" in Part A of this Prospectus and "COMPOSITION OF PORTFOLIOS." For a discussion of the Sponsor's obligations in the event of a failure of any contract for the purchase of any of the Bonds and its limited right to substitute other bonds to replace any failed contract, see "COMPOSITION OF PORTFOLIOS."

    Payment of interest on the Bonds in each Insured Portfolio, and of principal at maturity, is guaranteed under policies of insurance obtained by the Sponsor, certain third parties or by the issuers of the Bonds. (See "INSURANCE ON THE BONDS.") AS A GENERAL MATTER, NEITHER THE ISSUER NOR THE SPONSOR HAS OBTAINED INSURANCE WITH RESPECT TO MANY OF THE BONDS IN ANY TRADITIONAL PORTFOLIO.

    The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Portfolio, and which are offered for sale by this Prospectus. Each Unit of a Portfolio represents a fractional undivided interest in the principal and net income of such Portfolio. Units may only be sold in states in which they are registered. To the extent that any Units of any Portfolio are redeemed by the Trustee, the aggregate value of the Portfolio's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Portfolio will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

OBJECTIVES OF THE PORTFOLIOS

    The objectives of the Portfolios are income exempt from Federal income tax and, in the case of State Portfolios, where applicable, state income and intangibles taxes, and conservation of capital, through an investment in obligations issued by or on behalf of states and territories of the United States and authorities and political subdivisions thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from Federal income tax under existing law and for State Portfolios, from certain state income taxes and intangibles taxes, if any, for purchasers who qualify as residents of that State in which Bonds are issued. Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Portfolio has been obtained and as a result of such insurance the Bonds in the Insured Portfolios are rated "AAA" by Standard & Poor's, "Aaa" by Moody's and/or "AAA" by Fitch. (See "INSURANCE ON THE BONDS.") All obligations in each Traditional Portfolio are rated in the category "A" or better (SP-1, MIG 2 or F2 or better, respectively, in the case of short term obligations included in a Short Term Traditional Portfolio) by Standard & Poor's, Moody's and/or Fitch (including provisional or conditional ratings). In addition, certain Bonds in certain Traditional Portfolios may be covered by insurance guaranteeing the timely payment, when due, of all principal and interest. There is, of course, no guarantee that the Portfolios' objectives will be achieved. For a comparison of net after-tax returns for various tax brackets, see the "TAXABLE EQUIVALENT ESTIMATED CURRENT RETURN TABLES" included in the Appendices to the Information Supplement of this Prospectus.

SUMMARY OF PORTFOLIOS

    In selecting Bonds for the respective Portfolio, the following factors, among others, were considered: (i) the Standard & Poor's, Moody's and/or Fitch ratings of the Bonds, (ii) the prices of the Bonds relative to other bonds of comparable quality and maturity, (iii) the diversification of Bonds as to purpose of issue and location of issuer, (iv) the maturity dates of the Bonds, and (v) in the case of the Insured Portfolios only, the availability of insurance on such Bonds. (See "INSURANCE ON THE BONDS.")

Each Portfolio consists of municipal bonds. As set forth in Part A of this Prospectus, the Portfolios may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs briefly discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in a Portfolio to make payments of principal and interest or the ratings of such Bonds. For economic risks specific to the individual Portfolios, see Part A of this Prospectus and the Appendices to the Information Supplement of this Prospectus.

    ESCROW SECURED OBLIGATIONS are typically secured by direct obligations of the U.S. Government or in some cases obligations guaranteed by the U.S. Government placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

    HEALTH CARE FACILITY OBLIGATIONS are obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels of the facility, demand for services, wages of employees, overhead expenses, competition from other similar providers, government regulation, the cost of malpractice insurance, and the degree of governmental financial assistance, including Medicare and Medicaid.

    HOUSING OBLIGATIONS are obligations of issuers whose revenues are primarily derived from mortgage loans on single family residences or housing projects for low to moderate income families. Housing obligations are generally prepayable at any time and therefore their average life will ordinarily be less than their stated maturities. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels, rental income, mortgage default rates, taxes, operating expenses, governmental regulations and the appropriation of subsidies.

    INDUSTRIAL REVENUE OBLIGATIONS are industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. Debt service payment on IRBs is dependent upon various factors, including the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor, revenues generated from the project, expenses associated with the project and regulatory and environmental restrictions.

    UTILITY OBLIGATIONS are obligations of issuers whose revenues are primarily derived from the sale of several types of energy, including electric and natural gas. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including the rates for electricity and natural gas, the demand for electricity and natural gas, the degree of competition, governmental regulation, overhead expenses and variable costs, such as fuel.

    TRANSPORTATION FACILITY REVENUE OBLIGATIONS are obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The ability of issuers to make debt service payments on airport obligations is dependent on the capability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, many airlines may have difficulty meeting their obligations under these use agreements. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. The revenue of issuers of transit system obligations will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, competition from other forms of transportation, and increased costs. Port authorities derive their revenues primarily from fees imposed on ships using the facilities which may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks. The revenues of issuers which derive their payments from bridge, road or tunnel toll revenues could be adversely affected by increases in fuel costs, competition from toll-free vehicular bridges and roads and alternative modes of transportation.

    WATER AND/OR SEWERAGE OBLIGATIONS are obligations of issuers whose revenues are payable from user fees from the sale of water and/or sewerage services. The problems of such issuers include the ability to obtain rate increases, population declines, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulties obtaining new supplies of fresh water, the effect of conservation programs and "no-growth" zoning ordinances.

    UNIVERSITY AND COLLEGE REVENUE OBLIGATIONS are obligations of issuers whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems faced by such issuers include declines in the number of "college" age individuals, possible inability to raise tuitions and fees, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

    DEDICATED-TAX SUPPORTED OBLIGATIONS are obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE OBLIGATIONS are obligations that are secured by lease payments of a governmental entity and are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    MARKET DISCOUNTS OR PREMIUMS. Certain of the Bonds may have been deposited at a market discount or premium principally because their interest rates are lower or higher than prevailing rates on comparable securities. The current returns of market discount securities are lower than comparably rated securities selling at par because discount securities tend to increase in market value as they approach maturity. The current returns of market premium securities are higher than comparably rated securities selling at par because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium security will result in a reduction in yield to a Portfolio. Market premium or discount attributable to interest rate changes does not indicate market confidence or lack of confidence in the issue.

    ORIGINAL ISSUE DISCOUNT OBLIGATIONS AND STRIPPED OBLIGATIONS are bonds which were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount obligations in a Portfolio may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount obligations, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions, an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedule of Investments" appearing in Part A of this Prospectus for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Portfolio may be stripped obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation ("Stripped Obligations"). Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount obligations or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

COMPOSITION OF PORTFOLIOS

    Each Portfolio initially consists of delivery statements relating to contracts to purchase Bonds (or of such Bonds) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Bonds as may continue to be held from time to time (including certain securities deposited in the Portfolio in substitution for Bonds not delivered to a

Portfolio or in exchange or substitution for Bonds upon certain refundings), together with accrued and undistributed interest thereon and undistributed cash realized from the disposition of Bonds.

    "WHEN-ISSUED" AND "DELAYED DELIVERY" TRANSACTIONS. The contracts to purchase Bonds delivered to the Trustee represent an obligation by issuers or dealers to deliver Bonds to the Sponsor for deposit in the Portfolios. Certain of the contracts relate to Bonds which have not been issued as of the Date of Deposit and which are commonly referred to as "when issued" or "when, as and if issued" Bonds. Although the Sponsor believes it unlikely, if such Bonds, or replacement bonds described below, are not acquired by a Portfolio or if their delivery is delayed, the Estimated Current Returns and Estimated Long Term Returns shown in Part A of this Prospectus may be reduced. Certain of the contracts for the purchase of Bonds provide for delivery dates after the date of settlement for purchases made on the Date of Deposit. Interest on such "when issued" and "delayed delivery" Bonds accrues to the benefit of Unitholders commencing with the first settlement date for the Units. However, in the opinion of counsel, Unitholders who purchase their Units prior to the date such Bonds are actually delivered to the Trustee must reduce the tax basis of their Units for interest accruing on such Bonds during the interval between their purchase of Units and the delivery of the Bonds because such amounts constitute a return of principal. As a result of such adjustment, the Estimated Current Returns set forth in Part A of the Prospectus (which are based on the Public Offering Price as of the business day prior to the Date of Deposit) may be slightly lower than that which Unitholders will receive after the first year, assuming the Portfolio does not change and estimated annual expense does not vary from that set forth in Part A of the Prospectus. Those Bonds in each Portfolio purchased with delivery dates after the date of settlement for purchases made on the Date of Deposit are so noted in the "Schedule of Investments" in Part A of this Prospectus.

    LIMITED REPLACEMENT OF CERTAIN BONDS. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. In the event of a failure to deliver any Bond that has been purchased for a Portfolio under a contract, including those Bonds purchased on a when, as and if issued basis ("Failed Bonds"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Bonds ("Replacement Bonds") to make up the original corpus of the Portfolio within 20 days after delivery of notice of the failed contract and the cost to the Portfolio (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must satisfy the criteria previously described for the Portfolios and shall be substantially identical to the Failed Bonds they replace in terms of (i) the exemption from federal and state taxation; (ii) maturity and; (iii) cost to the Portfolio. In addition, Replacement Bonds shall not be "when, as and if issued" Bonds. Whenever a Replacement Bond has been acquired for a Portfolio, the Trustee shall, within five days after the delivery thereof, mail or deliver a notice of such acquisition to all Unitholders of the Portfolio involved. Once the original corpus of the Portfolio is acquired, the Trustee will have no power to vary the investment of the Portfolio.

    To the extent Replacement Bonds are not acquired, the Sponsor shall refund to all Unitholders of the Portfolio involved the sales charge attributable to such Failed Bonds not replaced, and the principal and accrued interest attributable to such Bonds shall be distributed not more than 30 days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. Any such accrued interest paid to Unitholders will be paid by the Sponsor and, accordingly, will not be treated as tax-exempt income. In the event Failed Bonds in a Portfolio could not be replaced, the Net Annual Interest Income per Unit for such Portfolio would be reduced and the Estimated Current Return thereon might be lowered.

    SALE, MATURITY AND REDEMPTION OF BONDS. Certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms. The proceeds from such events will be used to pay for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Portfolio will retain for any length of time its present size and composition.

    All of the Bonds in each Portfolio are subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to the optional redemption provisions described in the "Schedule of Investments" in Part A of this Prospectus and in most cases pursuant to a sinking fund or special or extraordinary redemption provisions. See the discussion of the various types of bond issues, above, for information on the call provisions of such bonds, particularly single family mortgage revenue bonds. Certain Bonds may carry a "mandatory put" (also referred to as a "mandatory tender" or "mandatory repurchase") feature pursuant to which the holder of such Bonds will receive payment of the full principal amount thereof on a stated date prior to the maturity date unless such holder affirmatively acts to retain the Bond. The Trustee does not have the authority to act to retain Bonds with such features; accordingly, it will receive payment of the full principal amount of any such Bonds on the stated put date and such date is therefore treated as the maturity date of such Bonds in selecting Bonds for the respective Portfolios and for purposes of calculating the average maturity of the Bonds in any Portfolio.

    The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Portfolio involved. The exercise of redemption or call provisions is more likely to occur in situations where the Bonds have an offering side evaluation which represents a premium over par (as opposed to a discount from par). (In the case of original issue discount bonds, such redemption is generally to be made at the issue price plus the amount of original issue discount accreted to the date of redemption; such price is referred to herein as "accreted value.") Because Bonds may have been valued at prices above or below par value or the then current accreted value at the time Units were purchased, Unitholders may realize gain or loss upon the redemption of portfolio Bonds. (See "TAX STATUS" and "DISTRIBUTIONS TO UNITHOLDERS" and the "Schedule of Investments" in Part A of this Prospectus.)

    LEGISLATION. At any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Bonds in a Portfolio or the issuers of the Bonds. Changing approaches to regulation, particularly with respect to the environment, may have a negative impact on certain companies represented in a Portfolio. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on a Portfolio or will not impair the ability of the issuers of the Bonds to meet their obligations.

    CERTAIN TAX MATTERS; LITIGATION. Certain of the Bonds in a Portfolio may be subject to continuing requirements regarding the actual use of bond proceeds, the manner of operation of the project financed from bond proceeds or the rebate of excess earnings on bond proceeds, any of which may affect the exemption of interest on such Bonds from Federal income taxation. Although at the time of issuance of each of the Bonds in each Portfolio an opinion of bond counsel was rendered as to the exemption of interest on such obligations from Federal income taxation, and the issuers covenanted to comply with all requirements necessary to retain the tax-exempt status of the Bonds, there can be no assurance that the respective issuers or other obligors on such obligations will fulfill the various continuing requirements established upon issuance of the Bonds. A failure to comply with such requirements may cause a determination that interest on such obligations is subject to Federal income taxation, perhaps even retroactively from the date of issuance of such Bonds, thereby reducing the value of the Bonds and subjecting Unitholders to unanticipated tax liabilities.

    To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect on any of the Portfolios. It is possible that after the Date of Deposit, litigation may be initiated with respect to Bonds in any Portfolio. Any such litigation may affect the validity of such Bonds or the tax-exempt nature of the interest thereon, but while the outcome of litigation of such nature can never be entirely predicted, the opinions of bond counsel to the issuer of each Bond on the date of issuance state that such Bonds were validly issued and that the interest thereon is, to the extent indicated, exempt from Federal income tax.

INSURANCE ON THE BONDS

    The bonds in the Insured Portfolios are covered by insurance policies obtained by the Sponsor or by the issuers or underwriters of the bonds from Ambac, FGIC, FSA or MBIA (the "Insurers"). The "Schedule of Investments" in Part A of the Prospectus identifies the Insurer of each bond. Insurance guarantees the timely payment, when due, of all principal and interest on the bonds. Such insurance is effective so long as the insured bond is outstanding and the insurer remains in business. Insurance relates only to the particular bond and not to the Units offered hereby or to their market value. The bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's in recognition of such insurance. There can be no assurance that any Insurer listed will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each Insurer "AAA," "AAA" or "Aaa," respectively. The following are brief descriptions of the Insurers. See "INSURANCE ON THE BONDS" and the Information Supplement for more complete descriptions. The Information Supplement may be requested from the Trustee.

    AMBAC ASSURANCE CORPORATION. Ambac is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in all 50 states, the District of Columbia, the Territory of Guam and the Commonwealth of Puerto Rico. Ambac is a wholly owned subsidiary of Ambac Financial Group, Inc., a 100% publicly-held company.

    FINANCIAL GUARANTY INSURANCE COMPANY. FGIC is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a subsidiary of General Electric Capital Corporation ("GE Capital"). Neither the Corporation nor GE Capital is obligated to pay the debts of or the claims against FGIC. FGIC is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. FGIC is currently licensed to write insurance in all 50 states and the District of Columbia.

    FINANCIAL SECURITY ASSURANCE INC. FSA is a monoline insurance company incorporated under the laws of the State of New York. FSA is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico. FSA and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. FSA and its subsidiaries principally insure asset-backed, collateralized and municipal securities. FSA is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. FSA participates in strategic partnerships with XL Capital Ltd. and The Tokio Marine and Fire Insurance Company Limited.

    MBIA INSURANCE CORPORATION. MBIA is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain.

    Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Portfolio may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Portfolio as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business. Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's in recognition of such insurance.

    If a Bond in a Traditional Portfolio is insured, the "Schedule of Investments" appearing in Part A of this Prospectus will identify the insurer. There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each insurer "AAA," "AAA" or "Aaa," respectively.

    Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies is required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.

    The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds. See the Information Supplement for further information concerning insurance.

    Because the insurance on the Bonds, if any, will be effective so long as the Bonds are outstanding, such insurance will be taken into account in determining the market value of the Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Insured Portfolios. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

PUBLIC OFFERING PRICE

    The Public Offering Price of the Units of each Portfolio is equal to the Trustee's determination of the aggregate OFFERING prices of the Bonds deposited therein (minus any advancement to the principal account of the Portfolio made by the Trustee) plus a sales charge set forth in Part A of this Prospectus, in each case adding to the total thereof cash held by the Portfolio (minus accrued expenses and any advances to the Portfolio made by the Trustee), if any, and dividing the sum so obtained by the number of Units outstanding in the Portfolio. See "UNIT VALUE AND EVALUATION."In addition, a portion of the Public Offering Price during the initial offering period also consists of cash and/or Bonds in an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio, including costs for preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any non-material out-of-pocket expenses.

    If Bonds are purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Portfolio's organization costs, such Bonds will be purchased in the same proportionate relationship as all the Bonds contained in the Portfolio. These Bonds will be sold to reimburse the Sponsor for the Portfolio's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a shorter time period than the life of the Portfolio). Also, any cash reserved for these purposes will be paid to the Sponsor at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Bonds. To the extent the proceeds from the sale of these Bonds and any cash reserved are insufficient to repay the Sponsor for the Portfolio organization costs, the Trustee will sell additional Bonds to allow the Portfolio to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Bonds sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount per Unit set forth for the Portfolio in Part A of the Prospectus, this will result in a greater effective cost per Unit to Unitholders for the reimbursement to the Sponsor. See "UNIT VALUE AND EVALUATION."

    The sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least $50,000 or 500 Units and will be applied on whichever basis is more favorable to the purchaser. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Portfolio in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the following tables based on the amount of intended aggregate purchases as expressed in the letter of intent. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount. Sales charges during the primary offering period are as follows:

                                            NATIONAL AND STATE LONG                                         NATIONAL AND STATE
                                                  TERM TRUSTS             LONG INTERMEDIATE TRUSTS          INTERMEDIATE TRUSTS
                                            -----------------------       -------------------------       -----------------------
                                            PERCENT        PERCENT         PERCENT         PERCENT        PERCENT        PERCENT
                                               OF           OF NET           OF            OF NET            OF           OF NET
                                            OFFERING        AMOUNT        OFFERING         AMOUNT         OFFERING        AMOUNT
             NUMBER OF UNITS*                PRICE         INVESTED         PRICE         INVESTED         PRICE         INVESTED
             ----------------               --------       --------       ---------       ---------       --------       --------
Less than 500.............................    4.90%         5.152%          4.25%           4.439%          3.90%         4.058%
500 but less than 1,000...................    4.75          4.987           4.15            4.330           3.70          3.842
1,000 but less than 2,500.................    4.50          4.712           3.85            4.004           3.50          3.627
2,500 but less than 5,000.................    4.25          4.439           3.60            3.734           3.25          3.359
5,000 but less than 10,000................    3.50          3.627           3.35            3.466           3.00          3.093
10,000 but less than 25,000...............    3.00          3.093           3.00            3.093           2.75          2.828
25,000 or more............................    2.50          2.564           2.50            2.564           2.50          2.564

                                                             NATIONAL AND STATE SHORT
                                                                INTERMEDIATE TRUSTS             SHORT TERM TRUSTS
                                                             -------------------------       -----------------------
                                                              PERCENT         PERCENT        PERCENT        PERCENT
                                                                OF            OF NET            OF           OF NET
                                                             OFFERING         AMOUNT         OFFERING        AMOUNT
                     NUMBER OF UNITS*                          PRICE         INVESTED         PRICE         INVESTED
                     ----------------                        ---------       ---------       --------       --------
Less than 500..............................................    3.00%           3.093%          2.50%         2.564%
500 but less than 1,000....................................    2.80            2.881           2.30          2.354
1,000 but less than 2,500..................................    2.60            2.670           2.10          2.145
2,500 but less than 5,000..................................    2.35            2.407           1.85          1.885
5,000 but less than 10,000.................................    2.10            2.145           1.60          1.626
10,000 but less than 25,000................................    1.85            1.885           1.35          1.368
25,000 or more.............................................    1.80            1.833           1.25          1.266

*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc., and will be applied on that basis which is more favorable to the purchaser.

    For "secondary market" sales the Public Offering Price per Unit of each Portfolio is determined by adding to the BID price of each Bond in the Portfolio a sales charge determined in accordance with the table set forth below based upon the number of years remaining to the maturity of each such Bond. See "UNIT VALUE AND EVALUATION." The effect of this method of sales charge calculation will be that different sales charge rates will be applied to the various Bonds in a Portfolio based upon the maturities of such Bonds. As shown, the sales charge on Bonds in each maturity range (and therefore the aggregate sales charge on the purchase) is reduced with respect to purchases of at least $50,000 or 500
Units:

                                                                      AMOUNT OF PURCHASE*
                               --------------------------------------------------------------------------------------------------
                                           $50,000     $100,000    $250,000    $500,000    $1,000,000                     WRAP
                                UNDER         TO          TO          TO          TO           TO        $2,500,000     ACCOUNT
YEARS TO MATURITY              $50,000     $99,999     $249,999    $499,999    $999,999    $2,499,999     OR MORE      PURCHASES
-----------------              --------    --------    --------    --------    --------    ----------    ----------    ----------
Less than 1..................       0           0           0           0           0            0             0             0
1 but less than 2............   1.523%      1.446%      1.369%      1.317%      1.215%       1.061%         .900%        0.523%
2 but less than 3............   2.041       1.937       1.833       1.729       1.626        1.420         1.225         0.741
3 but less than 4............   2.564       2.433       2.302       2.175       2.041        1.781         1.546         0.964
4 but less than 5............   3.093       2.961       2.828       2.617       2.459        2.175         1.883         1.093
5 but less than 7............   3.627       3.433       3.239       3.093       2.881        2.460         2.165         1.327
7 but less than 10...........   4.167       3.951       3.734       3.520       3.239        2.828         2.489         1.567
10 but less than 13..........   4.712       4.467       4.221       4.004       3.788        3.253         2.842         1.712
13 but less than 16..........   5.263       4.988       4.712       4.439       4.167        3.627         3.169         2.013
16 or more...................   5.820       5.542       5.263       4.987       4.603        4.004         3.500         2.320

 *Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

        The secondary market sales charges above are expressed as a percent of the net amount invested; expressed as a percent of the Public Offering Price, the maximum sales charge on a Portfolio, for instance one consisting entirely of Bonds with 16 years or more to maturity, would be 5.50% (5.820% of the net amount invested). The actual secondary market sales charge included in the Public Offering Price of any particular Portfolio will depend on the maturities of the Bonds in the Portfolio.

    Pursuant to the terms of the Indenture, the Trustee may terminate a Portfolio if the net asset value of such Portfolio, as shown by any evaluation, is less than 20% of the original principal amount of the Portfolio.

    At all times while Units are being offered for sale, the Sponsor will appraise or cause to be appraised daily the value of the underlying Bonds in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "Exchange") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

    Accrued interest from the preceding Record Date to, but not including, the settlement date of the transaction (three business days after purchase) will be added to the Public Offering Price to determine the purchase price of Units. (See "ACCRUED INTEREST".)

    The graduated sales charges set forth above will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of this Series will be aggregated with concurrent purchases of any other Series or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individuals and their spouses, parents, children, grandchildren, grandparents, parents-in-law, sons- and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

    Units may be purchased in the primary market with sales charges of 1.70% of the Public Offering Price for National and State Long Term Portfolios, 1.35% of the Public Offering Price for Long Intermediate Portfolios, 1.20% of the Public Offering Price for National and State Intermediate Portfolios, 1.0% of the Public Offering Price for National and State Short Intermediate Portfolios and 1.0% of the Public Offering Price for Short Term Portfolios by: (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory services, brokerage services, investment services or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who, for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors, (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates, (5) officers or directors and bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc., and The John Nuveen Company, including in each case these individuals and their spouses, children, parents and spouses' parents, however, purchases by parents and adult children who are not members of the household of the officers, directors or full-time employees described above, must be made through a registered broker-dealer, and (6) any person who for at least 90 days, has been an officer, director or bona fide employee of any vendor who provides services to the Sponsor and who purchases Units through a registered broker-dealer (collectively, the "Discounted Purchases"). In addition, if such investors purchase Units through Discounted Purchases in the secondary market, they are entitled to the reduced sales charges provided in the table above for "Wrap Account Purchases." Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

    The initial or primary Public Offering Price of the Units in each Portfolio is based upon a pro rata share of the OFFERING prices per Unit of the Bonds in such Portfolio plus the applicable sales charge. The secondary market Public Offering Price of each Portfolio is based upon a pro rata share of the BID prices per Unit of the Bonds in such Portfolio plus the applicable sales charge. The OFFERING prices of Bonds in a Portfolio may be expected to average between 1/2% to 2% more than the BID prices of such Bonds. The difference between the bid side evaluation and the offering side evaluation of the Bonds in each Portfolio on the business day prior to the Date of Deposit is shown in the discussion of each Portfolio.

    Whether or not Units are being offered for sale, the Trustee will determine the aggregate value of each Portfolio as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

MARKET FOR UNITS

    During the initial public offering period, the Sponsor intends to offer to purchase Units of each Portfolio at a price equivalent to the pro rata share per Unit of the OFFERING prices of the Bonds in such Portfolio (plus accrued interest). Afterward, although it is not obligated to do so, the Sponsor intends to maintain a secondary market for Units of each Portfolio at its own expense and to continuously offer to purchase Units of each Portfolio at prices, subject to change at any time, which are based upon the BID prices of Bonds in the respective Portfolios. During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the price at which the Sponsor expects to repurchase Units (the "SPONSOR'S REPURCHASE PRICE") includes estimated organization costs per Unit. After such period, the Sponsor's Repurchase Price will not include such estimated organization costs. See Part A of the Prospectus. UNITHOLDERS WHO WISH TO DISPOSE OF THEIR UNITS SHOULD INQUIRE OF THE TRUSTEE OR THEIR BROKER AS TO THE CURRENT REDEMPTION PRICE. (See "REDEMPTION.") In connection with its secondary market-making activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will purchase Units from the broker or dealer at the bid price and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

    In maintaining a market for the Units, the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold or redeemed. The secondary market Public Offering Price of Units may be greater or less than the cost of such Units to the Sponsor.

    Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates, properly endorsed for transfer. (See "REDEMPTION.")

ACCRUED INTEREST

    Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds in each Portfolio is accounted for daily on an accrual basis. For this reason, the purchase price of Units of a Portfolio will include not only the Public Offering Price but also the proportionate share of accrued interest to the date of settlement. Accrued interest does not include accrual of original issue discount on zero coupon bonds, Stripped Obligations or other original issue discount bonds. Interest accrues to the benefit of Unitholders commencing with the settlement date of their purchase transaction.

    In an effort to reduce the amount of accrued interest that investors would have to pay in addition to the Public Offering Price, the Trustee has agreed to advance to each Portfolio the amount of accrued interest due on the Bonds as of the Date of

Deposit (which has been designated the first Record Date for all plans of distribution). This accrued interest will be paid to the Sponsor as the holder of record of all Units on the Date of Deposit. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the Date of Deposit to, but not including, the date of settlement of the investor's purchase (three business days after purchase), less any distributions from the related Interest Account. The Trustee will recover its advancements (without interest or other cost to the Portfolios) from interest received on the Bonds deposited in each Portfolio.

    The Trustee has no cash for distribution to Unitholders until it receives interest payments on the Bonds in the Portfolios. Since municipal bond interest is accrued daily but paid only semi-annually, during the initial months of the Portfolios, the Interest Accounts, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. However, due to advances by the Trustee, the Trustee will provide a first distribution between approximately 30 and 60 days after the Date of Deposit. Assuming each Portfolio retains its original size and composition and expenses and fees remain the same, annual interest collected and distributed will approximate the estimated Net Annual Interest Income stated in Part A of the Prospectus. However, the amount of accrued interest at any point in time will be greater than the amount that the Trustee will have actually received and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is included in the purchase price and the redemption price of the Units.

    Interest is accounted for daily and a proportionate share of accrued and undistributed interest computed from the preceding Record Date is added to the daily valuation of each Unit of each Portfolio. (See Part A of the Prospectus and "DISTRIBUTIONS TO UNITHOLDERS.") As Bonds mature, or are redeemed or sold, the accrued interest applicable to such Bonds is collected and subsequently distributed to Unitholders. Unitholders who sell or redeem all or a portion of their Units will be paid their proportionate share of the remaining accrued interest to, but not including, the third business day following the date of sale or tender.

ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN

    The Estimated Long Term Return for each Portfolio is a measure of the return to the investor expected to be earned over the estimated life of the Portfolio. The Estimated Long Term Return represents an average of the yields to maturity (or call) of the Bonds in the Portfolio calculated in accordance with accepted bond practice and adjusted to reflect expenses and sales charges. Under accepted bond practice, tax-exempt bonds are customarily offered to investors on a "yield price" basis, which involves computation of yield to maturity or to an earlier call date (whichever produces the lower yield), and which takes into account not only the interest payable on the bonds but also the amortization or accretion of any premium over, or discount from, the par (maturity) value inherent in the bond's purchase price. In the calculation of Estimated Long Term Return, the average yield for a Portfolio is derived by weighting each Bond's yield by the market value of the Bond and by the amount of time remaining to the date to which the Bond is priced. This weighted average yield is then adjusted to reflect estimated expenses, is compounded, and is reduced by a factor which represents the amortization of the sales charge over the expected average life of a Portfolio. The Estimated Long Term Return calculation does not take into account the effect of a first distribution which may be less than a regular distribution or may be paid at some point after 30 days (or a second distribution which may be less than a normal distribution for Unitholders who choose quarterly or semi-annual plans of distribution), and it also does not take into account the difference in timing of payments to Unitholders who choose quarterly or semi-annual plans of distribution, each of which will reduce the return.

    Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price. In contrast to Estimated Long Term Return, Estimated Current Return does not reflect the amortization of premium or accretion of discount, if any, on the Bonds in a Portfolio. Net Annual Interest Income per Unit is calculated by dividing the annual interest income to a Portfolio, less estimated expenses, by the number of Units outstanding.

    Net Annual Interest Income per Unit, used to calculate Estimated Current Return, will vary with changes in fees and expenses of the Trustee and the Evaluator and with the redemption, maturity, exchange or sale of Bonds. A Unitholder's actual return may vary significantly from the Estimated Long-Term Return, based on their holding period, market interest rate changes, other factors affecting the prices of individual bonds in the Portfolio, and differences between the expected remaining life of Portfolio bonds and the actual length of time that they remain in a Portfolio; such actual holding periods may be reduced by termination of a Portfolio, as described in "OTHER INFORMATION." Since both the Estimated Current Return and the Estimated Long Term Return quoted in Part A of the Prospectus are based on the market value of the underlying Bonds on the business day prior to the Date of Deposit, subsequent calculations of these performance measures will reflect the then current market value of the underlying Bonds and may be higher or lower. The Sponsor will provide estimated cash flow information relating to a Portfolio without charge to each potential investor in a Portfolio who receives this prospectus and makes an oral or written request to the Sponsor for such information.

    A portion of the monies received by a Portfolio may be treated, in the first year only, as a return of principal due to the inclusion in the Portfolio of "when-issued" or other Bonds having delivery dates after the date of settlement for purchases made on the Date of Deposit. A consequence of this treatment is that in the computation of Estimated Current Return for the first year, such monies are excluded from Net Annual Interest Income and treated as an adjustment to the Public Offering Price. (See Part A of the Prospectus, "COMPOSITION OF PORTFOLIOS" and "TAX STATUS.")

    A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns and taxable-equivalent returns on a Portfolio and returns over specified periods on other similar Nuveen Portfolios with returns on taxable investments such as corporate or U.S. Government bonds, bank CD's and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Portfolio. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CD's and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Portfolios are described more fully elsewhere in the Prospectus.

EVALUATION OF BONDS AT THE DATE OF DEPOSIT

    The prices at which the Bonds deposited in the Portfolios would have been offered to the public on the business day prior to the Date of Deposit were determined by the Trustee on the basis of an evaluation of such Bonds prepared by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc. ("Kenny S&P"), a firm regularly engaged in the business of evaluating, quoting or appraising comparable bonds. With respect to Bonds in Insured Portfolios and insured Bonds in Traditional Portfolios, Kenny S&P evaluated the Bonds as so insured. (See "INSURANCE ON THE BONDS.")

    The amount by which the Trustee's determination of the OFFERING PRICES of the Bonds deposited in the Portfolios was greater or less than the cost of such Bonds to the Sponsor was PROFIT OR LOSS to the Sponsor exclusive of any underwriting profit. (See Part A of the Prospectus.) The Sponsor also may realize FURTHER PROFIT OR SUSTAIN FURTHER LOSS as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Portfolio, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

TAX STATUS

    At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities. In addition, with respect to State Portfolios, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds, when held by residents of the state in which the issuers of such Bonds are located, from state income taxes and certain state or local intangibles and local income taxes. For a discussion of the tax status of State Portfolios, see Part A of this Prospectus. Neither the Sponsor nor Chapman and Cutler has made any review of the Portfolios proceedings relating to the issuance of the Bonds or of the basis for the opinions rendered in connection therewith. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date of which interest is determined to be taxable.

    Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unitholder is includable in gross income for Federal income tax purposes, and may be includable in gross income for state tax purposes. (Such gain does not include any amounts received in respect of accrued interest or accrued original issue discount, if any.)

    For purposes of the following opinions, it is assumed that each asset of the Portfolios is debt, the interest on which is excluded for Federal income tax purposes.

    In the opinion of Chapman and Cutler, Counsel to the Sponsor, under existing law as of the date of this Prospectus:

    (1) the Portfolios are not associations taxable as corporations for Federal income tax purposes, and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986, as amended (the "Code") will retain its status for Federal income tax purposes when received by the Portfolios and when distributed to the Unitholders; however such interest may be taken into account in computing the alternative minimum tax and the additional tax on branches of foreign corporations. See "CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS", below;

    (2) each Unitholder of a Portfolio is considered to be the owner of a pro rata portion of each asset of such Portfolio under Subpart E, subchapter J of Chapter 1 of the Code and will have a taxable event when such Portfolio disposes of a Bond or when the Unitholder redeems or sells Units. If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all the assets of the Portfolio involved including his pro rata portion of all the Bonds represented by the Unit. The Taxpayer Relief Act of 1997 includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisors with regard to any such constructive sales rules. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Portfolio, if any, on Bonds delivered after the date the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Portfolio acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment at maturity, redemption or otherwise), gain or loss is recognized to the Unitholder (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for accrued original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Portfolio assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his or her Units are sold or redeemed for an amount less than or equal to their original cost; Unitholders should consult their own tax advisors with regard to the calculation of basis; and

    (3) any amounts paid on defaulted Bonds held by the Trustee under policies of insurance issued with respect to such Bonds which represent maturing interest on defaulted Bonds held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in the normal course by the issuer of the defaulted Bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the insurer, will pay debt service on the Bonds.

    Sections 1288 and 1272 of the Internal Revenue Code of 1986, as amended (the "Code") provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price") to prior owners. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. The application of these rules will also vary depending on the value of the Bonds on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.

    The "Revenue Reconciliation Act of 1993" (the "1993 Tax Act") subjects tax-exempt bonds to the market discount rules of the Code, effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory DE MINIMIS rule. Market discount can arise based on the price the Portfolio pays for the Bonds or the price a Unitholder pays for his or her Units. Under the 1993 Tax Act, accretion of market discount is taxable as ordinary income; under prior law, the accretion had been treated as capital gain. Market discount that accretes while the Portfolio holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisors regarding these rules and their application.

    Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Portfolio is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units.

    In the case of certain of the Bonds in the Portfolio, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludable from Federal gross income, although interest on such Bonds received by others would be excludable from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

    CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS. In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depend upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing AMTI of a corporation (other than an S corporation, Regulated Investment Company, Real Estate Investment Trust, REMIC or FASIT) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all Bonds in the Trust. Under the provisions of
Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Portfolio. Unitholders should consult their tax advisors with respect to the particular tax consequences to them including the corporate alternative minimum tax and the branch profits tax imposed by Section 884 of the Code.

    ALL STATEMENTS IN THE PROSPECTUS CONCERNING EXCLUSION FROM GROSS INCOME FOR FEDERAL, STATE OR OTHER TAX PURPOSES ARE THE OPINION OF COUNSEL AND ARE TO BE SO CONSTRUED.

    At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

    For taxpayers other than corporations, net capital gain is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

    In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

    For purposes of computing the alternative minimum tax for individuals and corporations, interest on certain private activity bonds (which includes most industrial and housing revenue bonds) issued on or after August 8, 1996 is included as an item of tax preference. However, the assets of the Portfolio do not include any such private activity bonds issued on or after that date.

    In general, Section 86 of the Code, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount." The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

    In addition, under the 1993 Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

    Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from the Portfolios, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

    Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisers as to the applicability of any such collateral consequences.

    EXCEPT AS NOTED ABOVE AND IN PART A OF THIS PROSPECTUS, THE EXEMPTION OF INTEREST ON STATE AND LOCAL OBLIGATIONS FOR FEDERAL INCOME TAX PURPOSES DISCUSSED ABOVE DOES NOT NECESSARILY RESULT IN EXEMPTION UNDER THE INCOME OR OTHER TAX LAWS OF ANY STATE OR CITY. THE LAWS OF THE SEVERAL STATES VARY WITH RESPECT TO THE TAXATION OF SUCH OBLIGATIONS.

In the opinion of Carter, Ledyard & Milburn, counsel to the Trustee and special counsel for the Series for New York tax matters, under existing law:

        Under the income tax laws of the State and City of New York, each Unit Trust is not an association taxable as a corporation and the income of each Portfolio will be treated as the income of the Unitholders.

        For a summary of each opinion of special counsel to the respective State Portfolio for state tax matters, see Part A of this Prospectus.

PORTFOLIO OPERATING EXPENSES

    No annual advisory fee is charged to the Portfolios by the Sponsor. The Sponsor does, however, receive a fee as set forth in Part A of the Prospectus for regularly evaluating the Bonds and for maintaining surveillance over the portfolio (the "Sponsor's Evaluation Fee"). Estimated annual Portfolio expenses are as set forth in Part A of the Prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Portfolio.

    The Trustee receives for ordinary recurring services an annual fee for each plan of distribution for each Portfolio as set forth in in Part A of the Prospectus. Each annual fee is per $1,000 principal amount of the underlying Bonds in a Portfolio for that portion of the Portfolio that represents a particular plan of distribution, provided, however, that for services performed prior to the record date for the second distribution from the Interest Account, the Trustee's compensation shall be computed in respect of all Units outstanding at the rate specified for the monthly plan of distribution. The Trustee's compensation and the Sponsor's Evaluation Fee with respect to each Portfolio is computed on the basis of the largest principal amount of Bonds in the Portfolio at any time during the period with respect to which such compensation is being computed. The Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Portfolio to meet scheduled distributions). In addition, the Sponsor's Evaluation Fee and the Trustee's fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Portfolios or if such index no longer exists, a comparable index. In addition, with respect to any fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Portfolio, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which John Nuveen & Co. Incorporated is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliates of supplying such services, in the aggregate, in such year. The Trustee has the use of funds, if any, being held in the Interest and Principal Accounts of each Portfolio for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Portfolios is expected to result from such use of these funds.

    Premiums for the policies of insurance obtained by the Sponsor or by the Bond issuers with respect to the Bonds in the Insured Portfolios and with respect to insured Bonds in Traditional Portfolios have been paid in full prior to the deposit of the Bonds in the Portfolios, and the value of such insurance has been included in the evaluation of the Bonds in each Portfolio and accordingly in the Public Offering Price of Units of each Portfolio. There are no annual continuing premiums for such insurance.

    The following are additional expenses of the Portfolios and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Portfolio or Portfolios to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Portfolios and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Bonds or any part of the Portfolios (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses including counsel fees (including fees of bond counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The Trustee is empowered to sell Bonds in order to pay these amounts if funds are not otherwise available in the applicable Interest and Principal Accounts.

    Except as provided in the Indenture, the Indenture generally requires each Portfolio to be audited on an annual basis at the expense of the Portfolio by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Portfolio shall exceed $.05 per Unit on an annual basis. Unitholders of a Portfolio covered by an audit may obtain a copy of the audited financial statements upon request.

DISTRIBUTIONS TO UNITHOLDERS

    Interest received by the Trustee on the Bonds in each Portfolio, including that part of the proceeds of any disposition of Bonds which represents accrued interest and including any insurance proceeds representing interest due on defaulted Bonds, shall be credited to the "Interest Account" of such Portfolio and all other moneys received by the Trustee shall be credited to the "Principal Account" of such Portfolio.

    The pro rata share of cash in the Principal Account in each Portfolio will be computed as of each semi-annual Record Date and distributions to the Unitholders as of such Record Date will be made on or shortly after the fifteenth day of the month. Proceeds received from the disposition, including sale, call or maturity, of any of the Bonds and all amounts paid with respect to zero coupon bonds and Stripped Obligations will be held in the Principal Account and either used to pay for Units redeemed or distributed on the Distribution Date following the next semi-annual Record Date. The Trustee is not required to make a distribution from the Principal Account of any Portfolio unless the amount available for distribution in such account equals at least $0.10 per Unit.

    The pro rata share of the Interest Account in each Portfolio will be computed by the Trustee each month as of each Record Date and distributions will be made on or shortly after the fifteenth day of the month to Unitholders of such Portfolio as of the Record Date who are entitled to distributions at that time under the plan of distribution chosen. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the next Record Date under the applicable plan of distribution.

    Purchasers of Units who desire to receive interest distributions on a monthly or quarterly basis may elect to do so at the time of purchase during the initial public offering period. Those indicating no choice will be deemed to have chosen the semi-annual distribution plan. All Unitholders, however, who purchase Units during the initial public offering period and who hold them of record on the first Record Date will receive the first distribution of interest. Thereafter, Record Dates for monthly distributions will be the first day of each month; Record Dates for quarterly distributions will be the first day of February, May, August and November; and Record Dates for semi-annual distributions will be the first day of May and November. See Part A of the Prospectus for details of distributions per Unit of each Portfolio under the various plans based upon estimated Net Annual Interest Income at the Date of Deposit. The amount of the regular distributions will generally change when Bonds are redeemed, mature or are sold or when fees and expenses increase or decrease. For the purpose of minimizing fluctuations in the distributions from the Interest Account of a Portfolio, the Trustee is authorized to advance such amounts as may be necessary to provide for interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Interest Account of such Portfolio. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

    The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders desiring to change their plan of distribution may do so by sending a written notice requesting the change, together with any Certificate(s), to the Trustee. The notice and any Certificate(s) must be received by the Trustee not later than the semi-annual Record Date to be effective as of the semi-annual distribution following the subsequent semi-annual Record Date. Unitholders are requested to make any such changes within 45 days prior to the applicable Record Date. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.")

    As of the first day of each month the Trustee will deduct from the Interest Account of a Portfolio or, to the extent funds are not sufficient therein, from the Principal Account of a Portfolio, amounts needed for payment of expenses of such Portfolio. The Trustee also may withdraw from said accounts such amount, if any, as it deems necessary to establish a reserve for any governmental charges payable out of such Portfolio. Amounts so withdrawn shall not be considered a part of a Portfolio's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee shall withdraw from the Interest Account and the Principal Account of a Portfolio such amounts as may be necessary to cover redemptions of Units of such Portfolio by the Trustee. Funds which are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal banking procedures.

ACCUMULATION PLAN

    The Sponsor is also the principal underwriter of several open-end mutual funds (the "Accumulation Funds") into which Unitholders may choose to reinvest Portfolio distributions. Unitholders may elect to reinvest principal distributions or interest and principal distributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Portfolios and may invest in securities which would not be eligible for deposit in the Portfolios. Further information concerning the Accumulation Plan and a list of Accumulation Funds is set forth in the Information Supplement of this Prospectus, which may be obtained by contacting the Trustee at the phone number listed on the back cover of this Prospectus.

    Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. Such notice will be effected as of the next Record Date occuring at least ten days after the Trustee's receipt of the notice. There will be no charge or other penalty for such change of election or termination. The character of Portfolio distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

REPORTS TO UNITHOLDERS

    The Trustee shall furnish Unitholders of a Portfolio in connection with each distribution, a statement of the amount of interest, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Portfolio outstanding and a year to date summary of all distributions paid on said Units. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Portfolio, a statement with respect to such Portfolio (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Bonds), and, except for any State Portfolio, the percentage of such interest by states in which the issuers of the Bonds are located, deductions for fees and expenses of such Portfolio, redemption of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchase of Replacement Bonds, the amount paid upon redemption of Units, deductions for payment of applicable taxes and fees and expenses of the Trustee, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (iv) the Unit Value based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding. Each annual statement will reflect pertinent information in respect of all plans of distribution so that Unitholders may be informed regarding the results of other plans of distribution.

UNIT VALUE AND EVALUATION

    The value of each Portfolio is determined by the Trustee on the basis of (1) the cash on hand in the Portfolio or moneys in the process of being collected,
(2) the value of the Bonds in the Portfolio based on the BID prices of the Bonds and (3) interest accrued thereon not subject to collection, LESS (1) amounts representing taxes or governmental charges payable out of the Portfolio, (2) amounts representing unpaid organization costs, and (3) the accrued expenses of the Portfolio. The result of such computation is divided by the number of Units of such Portfolio outstanding as of the date thereof to determine the per Unit value ("Unit Value") of such Portfolio. The Sponsor may determine the value of the Bonds in each Portfolio (1) on the basis of current BID prices of the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by a Portfolio, (2) if bid prices are not available for any of the Bonds, on the basis of bid prices for comparable bonds, (3) by causing the value of the Bonds to be determined by others engaged in the practice of evaluating, quoting or appraising comparable bonds or (4) by any combination of the above. Although the Unit Value of each Portfolio is based on the BID prices of the Bonds, the Units are sold initially to the public in the primary market at the Public Offering Price based on the OFFERING prices of the Bonds.

    Because the insurance obtained by the Sponsor or by the issuers of Bonds with respect to the Bonds in the Insured Portfolios and with respect to insured Bonds in Traditional Portfolios is effective so long as such Bonds are outstanding, such insurance will be taken into account in determining the bid and offering prices of such Bonds and therefore some value attributable to such insurance will be included in the value of Units of Portfolios that include such Bonds.

DISTRIBUTION OF UNITS TO THE PUBLIC

    Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of National, Long Intermediate, Intermediate, Short Intermediate and Short Term Portfolios for sale under the laws of substantially all of the states of the United States of America, and Units of State Portfolios only in the state for which the Portfolio is named and selected other states.

    Promptly following the deposit of Bonds in exchange for Units of the Portfolios, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $5,000 or 50 Units, whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

    The Sponsor plans to allow a discount to brokers and dealers in connection with the primary distribution of Units and also in secondary market transactions. The primary market discounts are as follows:

                                                                       DISCOUNT PER UNIT
                                       ---------------------------------------------------------------------------------
                                         NATIONAL AND    LONG INTERMEDIATE  INTERMEDIATE  SHORT INTERMEDIATE  SHORT TERM
NUMBER OF UNITS*                       STATE PORTFOLIOS     PORTFOLIOS       PORTFOLIOS       PORTFOLIOS      PORTFOLIOS
----------------                       ----------------  -----------------  ------------  ------------------  ----------
Less than 500........................       $3.20              $2.90           $2.70            $2.00           $1.50
500 but less than 1,000..............        3.20              2.90             2.70             2.00            1.50
1,000 but less than 2,500............        3.20              2.70             2.50             1.80            1.30
2,500 but less than 5,000............        3.20              2.45             2.25             1.55            1.05
5,000 but less than 10,000...........        2.50              2.45             2.25             1.55            1.05
10,000 but less than 25,000..........        2.00              2.00             2.00             1.30            .80
25,000 or more.......................        1.75              1.75             1.75             1.30            .60

*Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc. and will be applied on that basis which is more favorable to the purchaser.

    The Sponsor currently intends to maintain a secondary market for Units of each Portfolio. See "MARKET FOR UNITS." The amount of the dealer concession on secondary market purchases of Portfolio Units through the Sponsor will be computed based upon the value of the Bonds in the Portfolio, including the sales charge computed as described in "PUBLIC OFFERING PRICE", and adjusted to reflect the cash position of the Portfolio principal account, and will vary with the size of the purchase as shown in the following table:

                                                                                   AMOUNT OF PURCHASE*
                                                         ------------------------------------------------------------------------
                                                                   $50,000   $100,000  $250,000  $500,000  $1,000,000
                                                          UNDER       TO        TO        TO        TO         TO      $2,500,000
YEARS TO MATURITY                                        $50,000   $99,999   $249,999  $499,999  $999,999  $2,499,999   OR MORE
-----------------                                        --------  --------  --------  --------  --------  ----------  ----------
Less than 1............................................     0         0         0         0         0          0           0
1 but less than 2......................................   1.00%      .90%      .85%      .80%      .70%       .55%       .467%
2 but less than 3......................................   1.30%     1.20%     1.10%     1.00%      .90%       .73%       .634%
3 but less than 4......................................   1.60%     1.45%     1.35%     1.25%     1.10%       .90%       .781%
4 but less than 5......................................   2.00%     1.85%     1.75%     1.55%     1.40%      1.25%       1.082%
5 but less than 7......................................   2.30%     2.15%     1.95%     1.80%     1.65%      1.50%       1.320%
7 but less than 10.....................................   2.60%     2.45%     2.25%     2.10%     1.95%      1.70%       1.496%
10 but less than 13....................................   3.00%     2.80%     2.60%     2.45%     2.30%      2.00%       1.747%
13 but less than 16....................................   3.25%     3.15%     3.00%     2.75%     2.50%      2.15%       1.878%
16 or more.............................................   3.50%     3.50%     3.40%     3.35%     3.00%      2.50%       2.185%

 *Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

    The Sponsor reserves the right to change the dealer concessions from time to time.

    Volume incentives can be earned as a marketing allowance by eligible dealer firms who reach cumulative firm sales arrangement levels of a specified dollar amount of Nuveen Defined Portfolios (other than any series of the Nuveen--The Dow 5-TM- Portfolios and Nuveen--The Dow 10-TM- Portfolios) sold in the primary or secondary market during any quarter as set forth in the table below. Eligible dealer firms are dealers that are providing marketing support for Nuveen Defined

Portfolios in the form of 1) distributing or permitting the distribution of marketing materials and other product information, 2) providing Nuveen representatives access to the dealer's branch offices, and 3) generally facilitating the placement of orders by the dealer's registered representatives such as putting Nuveen Defined Portfolios on their order entry screens. Eligible firms will not include firms that solely provide clearing services to broker/dealer firms. For purposes of determining the applicable volume incentive rate for a given quarter, the dollar amount of all Units sold over the current and three previous quarters (the "Measuring Period") is aggregated. The volume incentive received by the dealer firm will equal the dollar amount of Units sold during the current quarter times the highest applicable rate for the Measuring Period. For firms that meet the necessary volume level, volume incentives may be given on all applicable trades originated from or by that firm.

 TOTAL DOLLAR AMOUNT SOLD
  OVER MEASURING PERIOD             VOLUME INCENTIVE
--------------------------  --------------------------------
$ 5,000,000 to $ 9,999,999  0.10% of current quarter sales
$10,000,000 to $19,999,999  0.125% of current quarter sales
$20,000,000 to $49,999,999  0.1375% of current quarter sales
$50,000,000 or more         0.15% of current quarter sales

    Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

    Firms are not entitled to receive any dealer concession for any sales made to investors which qualified as "Discounted Purchases" (as defined in PUBLIC OFFERING PRICE) during the primary or secondary market. (See "PUBLIC OFFERING PRICE")

OWNERSHIP AND TRANSFER OF UNITS

    The ownership of Units is evidenced in Certificated form unless the Unitholder expressly requests that the purchased Units be evidenced by book entry positions recorded on the books and records of the Trustee. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.

    For Portfolios allowing optional plans of distribution, Certificates for Units will bear an appropriate notation on their face indicating which plan of distribution has been selected. When a change is made, the existing Certificates must be surrendered to the Trustee and new Certificates issued to reflect the currently effective plan of distribution. There will be no charge for this service. Holders of book entry Units can change their plan of distribution by making a written request to the Trustee, which will issue a new Book Entry Position Confirmation to reflect such change.

    Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, at its address listed on the back cover of this Part B of the Prospectus, properly endorsed or accompanied by a written instrument or instruments of transfer. The Certificate(s) should be sent registered or certified mail for the protection of the Unitholder. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES.

    To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This indemnification must be in the form of an Open Penalty Bond of Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Portfolio as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

REDEMPTION

    Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at its address listed on the back cover of this Part B of the Prospectus (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or by providing satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.") No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.

    On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Portfolio determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter, plus accrued interest to, but not including, the third business day after the date of tender ("Redemption Price"). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit includes estimated organization costs per Unit. After such period, the Redemption Price will not include such estimated organization costs. See Part A of the Prospectus. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Bonds on the date of tender. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

    The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that as regards a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

    Accrued interest paid on redemption shall be withdrawn from the Interest Account of the appropriate Portfolio or, if the balance therein is insufficient, from the Principal Account of such Portfolio. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell underlying Bonds of a Portfolio in order to make funds available for redemption. (See "REMOVAL OF BONDS FROM THE PORTFOLIOS.") Units so redeemed shall be cancelled. To the extent that Bonds are sold from a Portfolio, the size and diversity of such Portfolio will be reduced. Such sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

    The Redemption Price is determined on the basis of the BID prices of the Bonds in each Portfolio, while the initial Public Offering Price of Units will be determined on the basis of the OFFERING prices of the Bonds, as of 4:00 p.m. eastern time on any day on which the Exchange is normally open for trading, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. As of any given time, the difference between the bid and offering prices of such Bonds may be expected to average 1/2% to 2% of principal amount. In the case of actively traded Bonds, the difference may be as little as 1/4 to 1/2 of 1%, and in the case of inactively traded Bonds such difference usually will not exceed 3%.

    The right of redemption may be suspended and payment postponed for any period during which the Securities and Exchange Commission determines that trading in the municipal bond market is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

    Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing his or her tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker at the time the Certificate or Book Entry Return Confirmation is issued, and this number is printed on the Certificate or Book Entry Return Confirmation and on distribution statements. If a Unitholder's tax identification number does not appear as described above, or if it is incorrect, the Unitholder should contact the Trustee before redeeming Units to determine what action, if any, is required to avoid this "back-up withholding."

HOW UNITS MAY BE PURCHASED BY THE SPONSOR

    The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "REDEMPTION.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

HOW BONDS MAY BE REMOVED FROM THE PORTFOLIOS

    Bonds will be removed from a Portfolio as they mature or are redeemed by the issuers thereof. See "Risk Factors" in Part A of this Prospectus and "SUMMARY OF PORTFOLIOS" herein for a discussion of call provisions of Portfolio Bonds.

    The Indenture also empowers the Trustee to sell Bonds for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which income may not be available. Under the Indenture, the Sponsor is obligated to provide the Trustee with a current list of Bonds in each Portfolio to be sold in such circumstances. In deciding which Bonds should be sold the Sponsor intends to consider, among other things, such factors as: (1) market conditions;
(2) market prices of the Bonds; (3) the effect on income distributions to Unitholders of the sale of various Bonds; (4) the effect on principal amount of underlying Bonds per Unit of the sale of various Bonds; (5) the financial condition of the issuers; and (6) the effect of the sale of various Bonds on the investment character of the Portfolio. Such sales, if required, could result in the sale of Bonds by the Trustee at prices less than original cost to the Portfolio. To the extent Bonds are sold, the size and diversity of such Portfolio will be reduced.

    In addition, the Sponsor is empowered to direct the Trustee to liquidate Bonds upon the happening of certain other events, such as default in the payment of principal and/or interest, an action of the issuer that will adversely affect its ability to continue payment of the principal of and interest on its Bonds, or an adverse change in market, revenue or credit factors affecting the investment character of the Bonds. If a default in the payment of the principal of and/or interest on any of the Bonds occurs, and if the Sponsor fails to instruct the Trustee whether to sell or continue to hold such Bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Indenture provides that the Trustee shall liquidate said Bonds forthwith and shall not be liable for any loss so incurred. The Sponsor may also direct the Trustee to liquidate Bonds in a Portfolio if the Bonds in the Portfolio are the subject of an advanced refunding, generally considered to be when refunding bonds are issued and the proceeds thereof are deposited in irrevocable trust to retire the refunded Bonds on their redemption date.

    Except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds for Failed Bonds, except for refunding securities that may be exchanged for Bonds under certain conditions specified in the Indenture and except as otherwise provided in the Prospectus or the Indenture, the Indenture does not permit either the Sponsor or the Trustee to acquire or deposit bonds either in addition to, or in substitution for, any of the Bonds initially deposited in a Portfolio.

INFORMATION ABOUT THE TRUSTEE

    The Trustee and its address are stated on the back cover of this Part B of the Prospectus. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

    The Trustee has assumed no responsibility for the accuracy, adequacy and completeness of the information not furnished by it contained in this Prospectus.

LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE

    The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

    The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

SUCCESSOR TRUSTEES AND SPONSORS

    The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

    If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

    If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Portfolios.

INFORMATION ABOUT THE SPONSOR

    Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for investors seeking to build and sustain their wealth. More than 1.5 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

    To meet the unique circumstances and financial planning needs of our investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, defined portfolios, exchange-traded funds, customized asset management services and cash management products. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive).

    To help advisors and investors better understand and more efficiently use an investment in the Portfolios to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Portfolios, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Portfolios to meet these and other specific investor needs.

DESCRIPTION OF RATINGS

    The Bonds included in the Portfolios are rated by one of the rating agencies provided below. The following descriptions are published by the rating agencies.

    STANDARD & POOR'S CORPORATION. The following is a brief description of the applicable Standard & Poor's rating symbols and their meanings:

    A Standard & Poor's rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers or lessees.

    The rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

    The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

    The ratings are based, in varying degrees, on the following considerations:

     I. Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     II.  Nature of and provisions of the obligation;

    III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

    AAA--An obligation rated AAA has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on an obligation is extremely strong.

    AA--An obligation rated AA differs from the highest rated issues only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

    A--An obligation rated A is somewhat more susceptible to changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

    BBB--An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

    PLUS (+) OR MINUS (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

    PROVISIONAL RATINGS: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project.

    NOTE RATINGS: A Standard & Poor's note rating reflects the liquidity concerns and market access risks unique to notes. Notes due in 3 years or less will likely receive a note rating. Notes maturing beyond 3 years will most likely receive a long-term debt rating.

    Note rating symbols are as follows:

        SP-1 Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.

        SP-2 Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

    MOODY'S INVESTORS SERVICE, INC. The following is a description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings:

    Aaa--Bonds that are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

    Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of

---------
protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present that make the long-term risks appear somewhat larger than in Aaa securities.

    A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

    Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

    Con. (...)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by: (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

NOTE RATINGS:

    MIG 1 This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

    MIG 2 This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

    FITCH IBCA, INC. (formerly Fitch Investors Service, L.P.). The following is a brief description of the applicable Fitch IBCA, Inc. rating symbols and their meanings:

    AAA--'AAA' ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

    AA--'AA' ratings denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

    A--'A' ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or economic conditions than is the case for higher ratings.

    BBB--'BBB' ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

    To provide more detailed indications of credit quality, the AA, A and BBB ratings may be modified by the addition of a plus or minus sign to show relative standing within these major rating categories.

NOTE RATINGS:

    F1 Indicates the Best capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

    F2 Good credit quality. A satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

OTHER INFORMATION
AMENDMENT OF INDENTURE

    The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or
(2) to make such other provisions as shall not adversely affect the Unitholders, provided, however, that the Indenture may not be amended to increase the number of Units in any Portfolio or to permit the deposit or acquisition of bonds either in addition to, or in substitution for any of the Bonds initially deposited in any Portfolio except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds, except for the substitution of refunding bonds under certain circumstances and except as otherwise provided in the Prospectus or the Indenture. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

TERMINATION OF INDENTURE

    Each Portfolio may be liquidated at any time by written consent of 100% of the Unitholders or by the Trustee when the value of such Portfolio, as shown by any evaluation, is less than 20% of the original principal amount of such Portfolio and will be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor thereby reducing the net worth of such Portfolio to less than 40% of the principal amount of the Bonds originally deposited in the Portfolio. The sale of Bonds from the Portfolios upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of Bonds originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Bond held thereunder, but in no event shall it continue beyond the end of the calendar year preceding the fiftieth anniversary of its execution for National and State Portfolios, beyond the end of the calendar year preceding the twentieth anniversary of its execution for Long Intermediate, and Intermediate Portfolios or beyond the end of the calendar year preceding the tenth anniversary of its execution for Short Intermediate and Short Term Portfolios.

    Written notice of any termination specifying the time or times at which Unitholders may surrender their Certificates, if any, for cancellation shall be given by the Trustee to each Unitholder at the address appearing on the registration books of a Portfolio by the Trustee. Within a reasonable time thereafter, the Trustee shall liquidate any Bonds in the Portfolio then held and shall deduct from the assets of the Portfolio any accrued costs, expenses or indemnities provided by the Indenture which are allocable to such Portfolios, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The Trustee shall then distribute to Unitholders of such Portfolio their pro rata share of the balance of the Interest and Principal Accounts. With such distribution, the Unitholders shall be furnished a final distribution statement, in substantially the same form as the annual distribution statement, of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

CODE OF ETHICS

    The Sponsor and the Portfolios have adopted a code of ethics requiring the Sponsor's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Portfolios.

LEGAL OPINION

    The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Special counsel for the Portfolios for respective state tax matters are named in "Tax Status" for each Portfolio appearing in Part A of this Prospectus. Carter, Ledyard & Milburn,
2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee with respect to the Series and as special New York tax counsel for the Series.

AUDITORS

    The "Statement of Condition" and "Schedule of Investments" at Date of Deposit included in Part A of the Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of the Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

SUPPLEMENTAL INFORMATION

    Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about the Portfolios, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of the Prospectus. The supplemental information includes more detailed information concerning certain of the Bonds included in the Portfolios, taxable-equivalent yield tables and more specific risk information concerning the individual state Portfolios. This supplement also includes additional general information about the Sponsor, the accumulation plan and the Portfolios.

HOW THE PORTFOLIOS COMPARE PERFORMANCE

    The Sponsor may compare the estimated returns of the Portfolios with the returns or yields of other tax-free and taxable investments, often on a taxable equivalent basis. In addition, the Sponsor from time to time may quote various performance measures and studies in order to compare the historical returns available from an investment in municipal securities with investments in both tax-free and taxable securities.

    Nuveen Research prepared one such study which compared the after-tax value of $100,000 initially invested in 1977 in various asset classes including municipal bonds, treasury bonds and corporate bonds. As indicated in the chart provided below, the 20-year study shows that municipal bonds significantly outperformed corporate and treasury bonds once the effects of taxes were factored in. In fact, over the 20-year period, municipal bond returns in dollars were almost double those of treasury bonds.

                 AFTER-TAX VALUE OF $100,000 INVESTED IN 1977*

    The graph appearing here compares after-tax total returns of $100,000 initially in 1977 in each of the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index. As indicated in the graph, such an investment in the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index would have appreciated to $511,039, $274,434, and $298,682, respectively at the end of 1996. The graph assumes all proceeds of investment are reinvested at the respective index rates at the time of reinvestment and also assumes that 20% of the assets in each category are turned over annually and proceeds are reinvested in the respective indexes. The tax rates assumed to generate the after-tax total returns were based upon the income and capital gain rates applicable each year from 1977-1996 for an investor who earned the inflation-adjusted equivalents of $500,000 in 1996. In addition, treasury returns were "grossed up" an assumed 5% to take into account the Treasuries' exemption from state income tax. The graph is for illustrative purposes only, and does not represent the return or performance of any Nuveen Tax-Free Unit Trust and is not intended to predict future results.

    * The graph compares after-tax total returns using the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index. The graph assumes all proceeds of investment are reinvested at the respective index rates at the time of reinvestment and also assumes that 20% of the assets in each category are turned over annually and proceeds are reinvested in the respective indexes. The tax rates assumed to generate the after-tax total returns were based upon the income and capital gain rates applicable each year from 1977-1996 for an investor who earned the inflation-adjusted equivalents of $100,000 in 1996. In addition, treasury returns were "grossed up" an assumed 5% to take into account the Treasuries' exemption from state income tax. The graph is for illustrative purposes only, and does not represent the return or performance of any Nuveen Tax-Free Defined Portfolio and is not intended to predict future results.

    A comparison of the estimated returns of the Portfolios and the historic performance of municipal bonds to the returns and performance of other investments is one element to consider in making an informed investment decision. Taxable investments have investment characteristics that differ from those of the Portfolios. U.S. Government bonds are investments backed by the full faith and credit of the U.S. Government and are subject to federal income tax but are exempt from state income taxes. Bank CDs are generally short-term FDIC insured investments, which pay fixed principal and interest but are subject to fluctuating rollover rates. Corporate bonds are debt obligations of corporations with varying maturities. Both bank CDs and corporate bonds are generally subject to both federal and state income taxes. Money market funds are short term investments with stable net asset values, fluctuating yields and special features that enhance liquidity.

[NUVEEN LOGO]

                         NUVEEN TAX-FREE
                         UNIT TRUST
                         PROSPECTUS -- PART B
                         JULY 7, 2000

                        SPONSOR       John Nuveen & Co. Incorporated
                                      333 West Wacker Drive
                                      Chicago, IL 60606-1286
                                      Telephone: 312.917.7700

                        TRUSTEE       The Chase Manhattan Bank
                                      4 New York Plaza
                                      New York, NY 10004-2413
                                      Telephone: 800.257.8787

                  LEGAL COUNSEL       Chapman and Cutler
                     TO SPONSOR       111 West Monroe Street
                                      Chicago, IL 60603
                    INDEPENDENT       Arthur Andersen LLP
                         PUBLIC       33 West Monroe Street
                    ACCOUNTANTS       Chicago, IL 60603
                 FOR THE TRUSTS

                                 --------------

    This Prospectus does not contain complete information about the Portfolios filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    More information about the Portfolios, including the code of ethics adopted by the Sponsor and the Nuveen Tax-Free Unit Trust, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Portfolio information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at prescribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

    No person is authorized to give any information or representation about the Portfolios not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of a Portfolio are no longer available or for investors who will reinvest into subsequent series of the Portfolios may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

        1. Information in this Prospectus is not complete and may be changed;

        2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

        3. This Prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Tax-Free Unit Trust, Series 1178 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on June 30, 2000.

                                          NUVEEN TAX-FREE UNIT TRUST, SERIES
                                          1178
                                                             (Registrant)

                                          By JOHN NUVEEN & CO. INCORPORATED
                                                             (Depositor)

                                          By:  Anna R. Kucinskis
                                          --------------------------------------
                                                             Vice President

                                          Attest:  Nicholas Dalmaso
                                          --------------------------------------
                                                             Assistant Secretary

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

          SIGNATURE                        TITLE*              DATE
Timothy T. Schwertfeger        Chairman, Board of Directors,    )
                               Chief Executive Officer and      )
                               Director                         )
                                                                )
                                                                )
John P. Amboian                President and Director           )          Larry W. Martin
                                                                )        Attorney-In-Fact**
                                                                )
                                                                )           June 30, 2000
Margaret E. Wilson             Vice President and Controller    )
                                                                )
                                                                )
                                                                )

--------------
* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

** The powers of attorney for Messrs. Amboian and Schwertfeger and for Ms. Wilson were filed on May 3, 2000 as Exhibit 6.2 to Nuveen Unit Trusts, Series 94 (File No. 333-35488).

                         CONSENT OF CHAPMAN AND CUTLER

    The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement will be filed by amendment.

                              CONSENT OF STATE COUNSEL

    The consents of special counsel to the Fund for state tax matters to the use of their names in the Prospectus included in the Registration Statement will be filed by amendment.

                      CONSENT OF KENNY S&P EVALUATION SERVICES

    The consent of Kenny S&P Evaluation Services to the use of its name in the Prospectus included in the Registration Statement will be filed by amendment.

                        CONSENT OF CARTER, LEDYARD & MILBURN

    The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement will be filed by amendment.

                           CONSENT OF ARTHUR ANDERSEN LLP

    The consent of Arthur Andersen LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed by amendment.